DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007892

February 3, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/3/2004

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 16, 2003

Dear Mr. Moskowitz:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to IBM by Michael L. Saville. We also have received letters on the proponent's behalf dated January 13, 2004 and January 19, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael L. Saville
P.O. Box 397
Riverton, Utah 84065

James Marc Leas

ATTORNEY AT LAW
37 BUTLER DRIVE
S. BURLINGTON, VERMONT 05403
e-mail: jimmy@vermontpatentlawyer.com
www.vermontpatentlawyer.com

FAX (802) 864-9319

Phone (802) 864-1575
Cell phone (802) 734-8811

January 19, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: IBM Stockholder Resolution on "Offshoring" by Michael L. Saville
Attention: Keir Gumbs

Dear Members of the Office of the Chief Counsel, Division of Corporation Finance:

This letter follows up on my letter of January 13, 2004 to alert you to an article by staff reporter William M. Bulkeley published in the *Wall Street Journal* today, which is attached.

Evidence quoted in the *Wall Street Journal* contradicts an assertion in IBM's letter to the SEC staff, dated December 16, 2003, which states:

> "the eighth paragraph, which states, 'We support hiring in other countries, but we oppose terminating and replacing American IBMers to do so,' should also be omitted as materially false and misleading. **It implies, falsely, and without any factual foundation that 'terminating and replacing American IBMers' is the means IBM utilizes in order to hire workers in other countries"** (IBM's letter, page 17, 4th paragraph).

Internal IBM documents reviewed by the *Wall Street Journal* and described in today's article confirm that IBM is indeed terminating and replacing American IBMers to hire in other countries. The article says the internal documents even give IBM's anticipated severance cost for laying off workers in conjunction with the plan to transfer work to low wage countries:

> "According to the IBM documents, the company expects severance costs for laying off U.S. employees in conjunction with the plan to be \$30.6 million in 2004 and \$47.4 million in 2005. Including other transition costs, the documents say, the offshoring plan will result in a loss of \$19 million this year. Savings will amount to \$40 million in 2005 and \$168 million annually thereafter.

The *Wall Street Journal* article establishes from IBM's own internal documents what IBM calls "the factual foundation" for the assertion (not just the implication) that "terminating and replacing American IBMers" is indeed "the means IBM utilizes in order to hire workers in other countries." Thus, paragraph 4 of page 17 of IBM's letter to the SEC is itself false and misleading, seriously compromising IBM's credibility.

Furthermore, proponent would ask the SEC staff to consider that the *Wall Street Journal* article provides further evidence that the offshoring issue is one that has generated widespread public debate and the article further demonstrates increasing recognition that this issue raises significant social and corporate policy issues. As the article points out:

> "Like other high-tech companies, IBM is moving knowledge work to cheap-labor sites outside the U.S. **This 'offshoring' process has raised fears that even high-skill jobs that were supposed to represent the U.S.'s future are being lost to countries that have already taken over low-skill factory work.**
>
> "The trend, largely the result of relentless pressure on companies to cut costs, is seen by some U.S. workers and politicians as **a potential long-term threat to U.S. employment. Democratic presidential hopefuls have cited the trend as they have criticized the jobless recovery under President Bush and noted worker insecurity.** Others argue, however, that the jobs lost are typically replaced by other, higher-paying jobs."

In fact the article notes that IBM has established a corporate policy concerning how to communicate the news to affected employees, demonstrating that IBM itself recognizes the issue raises significant social and corporate policy issues:

> "The IBM documents show that **the company is acutely aware of the sensitivities involved**. One memo, which advises managers how to communicate the news to affected employees, says among other things:
>
> "'**Do not be transparent regarding the purpose/intent'** and cautions that the 'Terms "On-shore" and "Off-shore" should never be used.' The memo also suggests that anything written to employees should first be "sanitized" by human-resources and communications staffers.
>
> "IBM's human-resources department has prepared a draft 'suggested script' for managers to use in telling employees that their jobs are being moved. The managers will tell the employees that 'this is not a resource action' -- IBM language for layoff -- and that they will help the employees try to find a job elsewhere in IBM, although they can't promise to pay for any needed relocation."

IBM's internal documents catch IBM in a lie: IBM is planning to spend $30.6 million in 2004 and $47.4 million in 2005 in "severance costs for laying off U.S. employees in conjunction with the plan," yet, because IBM is "acutely aware of the sensitivities involved," IBM intends to tell affected workers that "this is not a resource action," which is IBM language meaning they are not being laid off. IBM acknowledges the contradiction when it tells managers, "do not be transparent regarding the purpose/intent." Thus, the internal IBM documents quoted by *The Wall Street Journal* show that IBM is planning on having its managers not be truthful in their statements to their own loyal workers–just as IBM was untruthful to the SEC staff in its December 16, 2003 letter. If ever a corporate policy needs stockholder review this is it.

In addition, additional recent articles point to the increasing public debate on the issue of offshoring, and two of them are attached. The *TechWeb* article lead says "the debate about offshore outsourcing is getting hot in the run-up to the November elections." The *CNNmoney* article subtitle states, "at both state and national levels, politicians are rushing to introduce anti-offshoring laws," and describes bills opposing offshoring in eight state legislatures and eight other bills introduced in Congress, one of which was introduced by a leading presidential candidate.

If the SEC staff has any questions or concerns please do not hesitate to call. Thank you very much for your attention to this matter.

Sincerely,

James Marc Leas, Esq.

cc Mr. Stuart S. Moskowitz, IBM Senior Counsel
Michael L. Saville, proponent

Attachments

Wall Street Journal article, January 19, 2004, "IBM Documents Give Rare Look at Sensitive Plans on 'Offshoring,'" by William M. Bulkeley.

TechWeb, January 7, 2004, "Outsourcing Lands in Political Ring with Both Feet,"
http://story.news.yahoo.com/news?tmpl=story&cid=74&e=4&u=/cmp/20040108/tc_cmp/17300009

CNNmoney, January 12, 2004, "Offshoring Backlash Rising,"
http://money.cnn.com/2004/01/09/pf/q_antioffshore/index.htm

The Wall Street Journal
January 19, 2004
http://online.wsj.com/public/us

IBM Documents Give Rare Look At Sensitive Plans on 'Offshoring'

When Shifting Jobs Abroad, It's $12.50 vs. $56 in Pay, And 'Sanitize' the Memos

By WILLIAM M. BULKELEY
Staff Reporter of THE WALL STREET JOURNAL

In a rare look at the numbers and verbal nuances a big U.S. company chews over when moving jobs abroad, internal documents from International Business Machines Corp. show that it expects to save $168 million annually starting in 2006 by shifting several thousand high-paying programming jobs overseas.

Among other things, the documents indicate that for internal IBM accounting purposes, a programmer in China with three to five years experience would cost about $12.50 an hour, including salary and benefits. A person familiar with IBM's internal billing rates says that's less than one-fourth of the $56-an-hour cost of a comparable U.S. employee, which also includes salary and benefits.

According to the documents, which also provide managers with detailed advice on how to talk about the moves and their effect, IBM plans to shift the jobs from various U.S. locations to China, India and Brazil, where wages for skilled programmers are substantially lower.

At IBM headquarters in Armonk, N.Y., a spokesman said that the company expects to shift 3,000 U.S. jobs overseas this year. He declined to comment on plans for next year. He said IBM expects to add 15,000 jobs world-wide this year, with a net total of 5,000 of them in the U.S. That would increase IBM's world-wide employment to 330,000, the highest level since 1991.

IBM hasn't announced the plan to shift workers overseas -- elements of which were reported in The Wall Street Journal last month -- either internally or externally. It isn't clear if the documents are final versions; most carry dates of late November and December 2003. The spokesman declined to comment on the documents seen by the Journal.

Like other high-tech companies, IBM is moving knowledge work to cheap-labor sites outside the U.S. This "offshoring" process has raised fears that even high-skill jobs that were supposed to represent the U.S.'s future are being lost to countries that have already taken over low-skill factory work.

The trend, largely the result of relentless pressure on companies to cut costs, is seen by some U.S. workers and politicians as a potential long-term threat to U.S. employment. Democratic presidential hopefuls have cited the trend as they have criticized the jobless recovery under President Bush and noted worker insecurity. Others argue, however, that the jobs lost are typically replaced by other, higher-paying jobs.

The IBM documents show that the company is acutely aware of the sensitivities involved. One memo, which advises managers how to communicate the news to affected employees, says among other things:

"Do not be transparent regarding the purpose/intent" and cautions that the "Terms 'On-shore' and 'Off-shore' should never be used." The memo also suggests that anything written to employees should first be "sanitized" by human-resources and communications staffers.

IBM's human-resources department has prepared a draft "suggested script" for managers to use in telling employees that their jobs are being moved. The managers will tell the employees that "this is not a resource action" -- IBM language for layoff -- and that they will help the employees try to find a job elsewhere in IBM, although they can't promise to pay for any needed relocation.

The documents describe work done by IBM's Application Management Services division, part of Big Blue's giant global-services operation, which comprises more than half of the company's 315,000 employees. The affected workers don't deal directly with customers; they write code and perform other programming tasks for applications software used inside IBM.

The plan would move jobs from U.S. locations including Southbury, Conn.; Poughkeepsie, N.Y.; Raleigh, N.C.; Dallas; and Boulder, Colo. IBM plans to transfer the programming work to its own operations in Bangalore, India; Shanghai and the northeastern city of Dalian in China; and Sumare, Brazil. It isn't clear how many jobs will be added in each location.

Some of the foreign programmers will come to the U.S. for several weeks of on-the-job training by the people whose jobs they will take over. That's an aspect of offshoring that many high-tech workers regard as particularly humiliating.

With revenue growing slowly throughout the information-technology business, IBM and other vendors are under great pressure to reduce costs to boost earnings. Last week, when reporting fourth-quarter earnings, IBM's chief financial officer, John Joyce, said the company reduced costs $7 billion during 2003 and expects similar savings this year. Mr. Joyce said competitive price pressures in computer services are holding down profitability.

IBM's competitors are making similar moves. Accenture Ltd., one of IBM's main rivals in the computer-services field, said recently it expects to double its work force in India this year to nearly 10,000. Google Inc., the online search leader, said last month that it plans to open an engineering center in India this year as part of an expansion.

For all these companies, lower-cost labor is the biggest lure.

A chart of internal billing rates developed by IBM's Chinese group in Shanghai shows how dramatic the labor savings can be. The chart doesn't show actual wages, but instead reflects IBM's internal system by which one unit bills another for the work it does.

Besides the low-level programmers billing at $12.50 an hour, the chart shows that a Chinese senior analyst or application-development manager with more than five years experience would be billed at $18 an hour.

The person familiar with IBM's operations said that person would be equivalent to a U.S. "Band 7" employee billed at about $66 an hour. And a Chinese project manager with seven years experience would be billed at $24 an hour, equivalent to a U.S. "Band 8" billed at about $81 hourly.

Dean Davidson, an analyst who follows outsourcing for Meta Group, in Stamford, Conn., says that companies usually find their actual cost savings from moving offshore are less than they would expect based on straight wage comparisons. "The reality is a general savings of 15%-20% during the first year," Mr. Davidson says. That's far less than the 50% to 80% savings based on hourly labor rates, he says.

The person familiar with IBM's plans says that implementation could be slowed if the company isn't able to hire enough qualified programmers to do the work in its overseas software centers. He said that those facilities are already very busy doing work for IBM's big U.S. customers.

According to the IBM documents, the company expects severance costs for laying off U.S. employees in conjunction with the plan to be $30.6 million in 2004 and $47.4 million in 2005. Including other transition costs, the documents say, the offshoring plan will result in a loss of $19 million this year. Savings will amount to $40 million in 2005 and $168 million annually thereafter.

In the draft script prepared for managers, IBM suggests the workers be told: "This action is a statement about the rate and pace of change in this demanding industry. ... It is in no way a comment on the excellent work you have done over the years." The script also suggests saying: "For the people whose jobs are affected by this consolidation, I understand this is difficult news."

Write to William M. Bulkeley at bill.bulkeley@wsj.com

Offshoring backlash rising

At both state and national levels, politicians are rushing to introduce anti-offshoring laws.

January 12, 2004: 11:15 AM EST
Leslie Haggin Geary, CNN/Money staff writer

NEW YORK (CNN/Money) – In December, the State of Indiana cancelled a $15 million contract to upgrade its computer system. Why? Because workers from India would have been working on the government job.

The Hoosiers garnered national headlines. But Indiana isn't the only state that's backtracking from contracts that involve hiring foreign workers, a process called "off-shoring."

Politicians in at least eight states this year are slated to vote on bills that aim at banning foreign workers from public contracts. They include Connecticut, Florida, Indiana, Maryland, Michigan, New Jersey, North Carolina and Washington.

Meanwhile, there are eight bills pending in Congress that in some way restrict the use of foreign workers in the United States or limit non-citizens from participating in government contracts.

One of those bills is from presidential candidate John Kerry. The Democratic senator wants call center operators to identify themselves and their location.

The Kerry bill wouldn't ban offshoring, but it's nevertheless seen as part of the growing backlash -- and a sure sign that the issue will make its way into presidential debates, as well.

In fact, the use of foreign workers to perform government tasks "is causing both Democrats and Republicans to feel pressure from constituents," says Justin Marks, research analyst National Conference of State Legislatures. "I don't think it will go away any time soon."

The new political hot potato

The issue once garnered scant notice. In Maryland, Democratic Assembly member Pauline Menes introduced a bill last year seeking to prohibit contractors or subcontractors from hiring overseas employees to perform work for the state.

"It got no attention whatsoever," said Menes. "It was under the radar screen. No one seemed to know or care. I just assumed interested parties would come and speak. Well, they didn't."

But suddenly, Menes says, her phone is ringing off the hook.

"I have a folder of e-mails, letters and calls from newspeople all over the country," said Menes who will reintroduce her legislatoin in coming weeks. "The whole issue has just caught fire."

Despite hue and cry over the issue, off-shoring isn't a new phenomenon. Blue-collar workers have watched jobs move overseas for years, and many unions have opposed legislation, such as NAFTA, that they said threatened American jobs.

What's different now is that white-collar and service professionals – from IT workers to tax preparers, even radiologists – have joined the ranks. Forrester Research estimates that 3.3 million white-collar jobs, representing $136 billion in wages, will move offshore in the next 15 years.

Such predictions don't sit well when current job prospects are dim.

Michigan Rep. Steve Bieda, Democrat, who has introduced anti-offshoring legislation in his state and has launched an online anti-offshoring petition drive to support his bill.

Bieda learned offshoring was a potent issue when he was campaigning door-to-door last year. Unemployed constituents kept giving him the same story. "It was like a uniform answer: 'I worked for this company and my job was outsourced to foreign nationals," he said. "It was quite an eye-opening experience."

In Washington State, for example, Rep. Sandra Romero and Rep. Zack Hudgins, both Democrats, introduced a bill that would ban non-U.S. workers from state jobs. Romero said she decided to co-author the bill after she was contacted by state employees who live in her district.

"They're very concerned," she said. "How can state employees compete with 50-cent-an-hour employees in overseas, like India for example?"

But does banning off-shoring make sense?

The controversy puts states in an awkward position. Do they save taxpayer money or try to save constituents' jobs?

Consider the case of Indiana. The $15.2 million contract the state cancelled with Tata America International Corp. was $8.1 million cheaper than the next lowest bid. No Indiana-based firm even bid on the job.

Nevertheless, state lawmakers are poised to make sure similar deals aren't made in the future. Specifically, a proposed bill seeking to ban non-U.S. citizens from working on state jobs will be introduced to the Indiana Senate in January.

"It's a bipartisan issue," says Jeff Drozda, the Republican state senator who introduced the bill. "The bottom line is we're standing up for American workers or we're not."

Drozda argues that cost savings from cheaper contracts aren't necessarily what they seem.

"If we can't employ Hoosiers who are out of work, then they'll rely on the state for assistance," he says. "So while it may initially cost more to pay for a contract [employing U.S. workers], over the long term, it will have a positive benefit."

Others disagree.

"It doesn't make sense that taxpayers in Indiana, for example, should have to pay more for services so people in Florida or somewhere else can get more jobs," said Stuart Anderson, executive director at National Foundation for American Policy, a newly formed think tank devoted to trade and immigration issues.

"All you do is take more money out of taxpayers' hands that could be used for something more useful, like education or other purposes. These are political decisions that have no economic or fiscal basis."

One thing seems clear, says Marks from the National Conference of State Legislatures: "There will be more debate on this, that's for sure." ■

Find this article at:
http://money.cnn.com/2004/01/09/pf/q_antioffshore/index.htm

☐ Check the box to include the list of links referenced in the article.

Technology - TechWeb

Outsourcing Lands In Political Ring With Both Feet

TechWeb

Wed Jan 7, 6:00 PM ET

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The debate about offshore outsourcing is getting hot in the run-up to the November elections.

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Democratic presidential candidate John Kerry (news - web sites) says American companies that move jobs overseas should lose certain tax breaks. At the same time, a group of tech-industry CEOs that includes Dell's Michael Dell, Hewlett-Packard's Carly Fiorina, Intel's Craig Barrett, and IBM's Sam Palmisano released a position paper arguing that the computer industry needs unfettered access to global labor.

Kerry's call came at a rally Wednesday in Bedford, N.H., where he called for a workers' bill of rights. Among other things, Kerry would end certain investment tax credits for U.S. companies that send jobs overseas.

"We're going to end the days when our government encourages big business to turn its back on America's workers," Kerry said. "We need to end an administration that lets companies like Halliburton ship their old boss to the White House and get special treatment while they ship American jobs overseas."

On the other side of the argument, the Computer Systems Policy Project--a pro-industry lobbying group--released a paper arguing that legislative efforts to limit offshore outsourcing would hurt the U.S. economy.

"With the winds of protectionism blowing in Washington, it seemed timely to us to reach out to policy makers on both sides," project executive director Bruce Mehlman says.

In its paper, Choose to Compete, the group notes that 60% of revenue for U.S. IT companies originates outside the country.

"Any trade barriers created by the United States in an attempt to avoid global competition could lead to retaliation from our trading partners and even an all-out trade war," the group warns. It also notes that U.S. IT vendors face "strong foreign competitors equally intent on winning new customers."

Instead of protectionism, the group argues the government should increase investment in university R&D and ensure that America's high schools create better-educated students. "As the U.S. workforce ages and the economy grows, there will be many good jobs in many industries. Who will land these jobs? Not the millions of American students who graduate from high school without basic reading, writing, and mathematics skills," the report states.

There are no signs that the offshore outsourcing is abating. Internet service provider EarthLink Inc. is cutting another 1,300 jobs, or 40% of its workforce, and outsourcing the work of some of its call centers to other locations, including Jamaica, as part of a major restructuring. The company says it will close its call centers in Harrisburg, Penn., and Roseville, San Jose, and Pasadena, Calif., and will reduce its call-center operations in Atlanta before spring. Despite the toll that such moves are taking on U.S. IT workers, some analysts believe legislative attempts to restrict offshore outsourcing will backfire.

Says Martin Wolf of Martin Wolf Securities, "American service providers would have higher costs and less-flexible service than their foreign competitors, would likely lose business as a result, and then be forced to lay off workers anyway."

James Marc Leas

ATTORNEY AT LAW
37 BUTLER DRIVE
S. BURLINGTON, VERMONT 05403
e-mail: jimmy@vermontpatentlawyer.com
www.vermontpatentlawyer.com

FAX (802) 864-9319

Phone (802) 864-1575
Cell phone (802) 734-8811

January 19, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: IBM Stockholder Resolution on "Offshoring" by Michael L. Saville
Attention: Keir Gumbs

Dear Members of the Office of the Chief Counsel, Division of Corporation Finance:

This letter follows up on my letter of January 13, 2004 to alert you to an article by staff reporter William M. Bulkeley published in the *Wall Street Journal* today, which is attached.

Evidence quoted in the *Wall Street Journal* contradicts an assertion in IBM's letter to the SEC staff, dated December 16, 2003, which states:

> "the eighth paragraph, which states, 'We support hiring in other countries, but we oppose terminating and replacing American IBMers to do so,' should also be omitted as materially false and misleading. **It implies, falsely, and without any factual foundation that 'terminating and replacing American IBMers' is the means IBM utilizes in order to hire workers in other countries**" (IBM's letter, page 17, 4th paragraph).

Internal IBM documents reviewed by the *Wall Street Journal* and described in today's article confirm that IBM is indeed terminating and replacing American IBMers to hire in other countries. The article says the internal documents even give IBM's anticipated severance cost for laying off workers in conjunction with the plan to transfer work to low wage countries:

> "According to the IBM documents, the company expects severance costs for laying off U.S. employees in conjunction with the plan to be $30.6 million in 2004 and $47.4 million in 2005. Including other transition costs, the documents say, the offshoring plan will result in a loss of $19 million this year. Savings will amount to $40 million in 2005 and $168 million annually thereafter.

The *Wall Street Journal* article establishes from IBM's own internal documents what IBM calls "the factual foundation" for the assertion (not just the implication) that "terminating and replacing American IBMers" is indeed "the means IBM utilizes in order to hire workers in other countries." Thus, paragraph 4 of page 17 of IBM's letter to the SEC is itself false and misleading, seriously compromising IBM's credibility.

Furthermore, proponent would ask the SEC staff to consider that the *Wall Street Journal* article provides further evidence that the offshoring issue is one that has generated widespread public debate and the article further demonstrates increasing recognition that this issue raises significant social and corporate policy issues. As the article points out:

> "Like other high-tech companies, IBM is moving knowledge work to cheap-labor sites outside the U.S. **This 'offshoring' process has raised fears that even high-skill jobs that were supposed to represent the U.S.'s future are being lost to countries that have already taken over low-skill factory work.**
>
> "The trend, largely the result of relentless pressure on companies to cut costs, is seen by some U.S. workers and politicians as **a potential long-term threat to U.S. employment. Democratic presidential hopefuls have cited the trend as they have criticized the jobless recovery under President Bush and noted worker insecurity.** Others argue, however, that the jobs lost are typically replaced by other, higher-paying jobs."

In fact the article notes that IBM has established a corporate policy concerning how to communicate the news to affected employees, demonstrating that IBM itself recognizes the issue raises significant social and corporate policy issues:

> "The IBM documents show that **the company is acutely aware of the sensitivities involved**. One memo, which advises managers how to communicate the news to affected employees, says among other things:
>
> "'**Do not be transparent regarding the purpose/intent'** and cautions that the 'Terms "On-shore" and "Off-shore" should never be used.' The memo also suggests that anything written to employees should first be "sanitized" by human-resources and communications staffers.
>
> "IBM's human-resources department has prepared a draft 'suggested script' for managers to use in telling employees that their jobs are being moved. The managers will tell the employees that 'this is not a resource action' -- IBM language for layoff -- and that they will help the employees try to find a job elsewhere in IBM, although they can't promise to pay for any needed relocation."

IBM's internal documents catch IBM in a lie: IBM is planning to spend $30.6 million in 2004 and $47.4 million in 2005 in "severance costs for laying off U.S. employees in conjunction with the plan," yet, because IBM is "acutely aware of the sensitivities involved," IBM intends to tell affected workers that "this is not a resource action," which is IBM language meaning they are not being laid off. IBM acknowledges the contradiction when it tells managers, "do not be transparent regarding the purpose/intent." Thus, the internal IBM documents quoted by *The Wall Street Journal* show that IBM is planning on having its managers not be truthful in their statements to their own loyal workers–just as IBM was untruthful to the SEC staff in its December 16, 2003 letter. If ever a corporate policy needs stockholder review this is it.

In addition, additional recent articles point to the increasing public debate on the issue of offshoring, and two of them are attached. The *TechWeb* article lead says "the debate about offshore outsourcing is getting hot in the run-up to the November elections." The *CNNmoney* article subtitle states, "at both state and national levels, politicians are rushing to introduce anti-offshoring laws," and describes bills opposing offshoring in eight state legislatures and eight other bills introduced in Congress, one of which was introduced by a leading presidential candidate.

If the SEC staff has any questions or concerns please do not hesitate to call. Thank you very much for your attention to this matter.

Sincerely,

James Marc Leas, Esq.

cc Mr. Stuart S. Moskowitz, IBM Senior Counsel
Michael L. Saville, proponent

Attachments
Wall Street Journal article, January 19, 2004, "IBM Documents Give Rare Look at Sensitive Plans on 'Offshoring,'" by William M. Bulkeley.

TechWeb, January 7, 2004, "Outsourcing Lands in Political Ring with Both Feet,"
http://story.news.yahoo.com/news?tmpl=story&cid=74&e=4&u=/cmp/20040108/tc_cmp/17300009

CNNmoney, January 12, 2004, "Offshoring Backlash Rising,"
http://money.cnn.com/2004/01/09/pf/q_antioffshore/index.htm

The Wall Street Journal
January 19, 2004
http://online.wsj.com/public/us

IBM Documents Give Rare Look At Sensitive Plans on 'Offshoring'

When Shifting Jobs Abroad, It's $12.50 vs. $56 in Pay, And 'Sanitize' the Memos

By WILLIAM M. BULKELEY
Staff Reporter of THE WALL STREET JOURNAL

In a rare look at the numbers and verbal nuances a big U.S. company chews over when moving jobs abroad, internal documents from International Business Machines Corp. show that it expects to save $168 million annually starting in 2006 by shifting several thousand high-paying programming jobs overseas.

Among other things, the documents indicate that for internal IBM accounting purposes, a programmer in China with three to five years experience would cost about $12.50 an hour, including salary and benefits. A person familiar with IBM's internal billing rates says that's less than one-fourth of the $56-an-hour cost of a comparable U.S. employee, which also includes salary and benefits.

According to the documents, which also provide managers with detailed advice on how to talk about the moves and their effect, IBM plans to shift the jobs from various U.S. locations to China, India and Brazil, where wages for skilled programmers are substantially lower.

At IBM headquarters in Armonk, N.Y., a spokesman said that the company expects to shift 3,000 U.S. jobs overseas this year. He declined to comment on plans for next year. He said IBM expects to add 15,000 jobs world-wide this year, with a net total of 5,000 of them in the U.S. That would increase IBM's world-wide employment to 330,000, the highest level since 1991.

IBM hasn't announced the plan to shift workers overseas -- elements of which were reported in The Wall Street Journal last month -- either internally or externally. It isn't clear if the documents are final versions; most carry dates of late November and December 2003. The spokesman declined to comment on the documents seen by the Journal.

Like other high-tech companies, IBM is moving knowledge work to cheap-labor sites outside the U.S. This "offshoring" process has raised fears that even high-skill jobs that were supposed to represent the U.S.'s future are being lost to countries that have already taken over low-skill factory work.

The trend, largely the result of relentless pressure on companies to cut costs, is seen by some U.S. workers and politicians as a potential long-term threat to U.S. employment. Democratic presidential hopefuls have cited the trend as they have criticized the jobless recovery under President Bush and noted worker insecurity. Others argue, however, that the jobs lost are typically replaced by other, higher-paying jobs.

The IBM documents show that the company is acutely aware of the sensitivities involved. One memo, which advises managers how to communicate the news to affected employees, says among other things:

"Do not be transparent regarding the purpose/intent" and cautions that the "Terms 'On-shore' and 'Off-shore' should never be used." The memo also suggests that anything written to employees should first be "sanitized" by human-resources and communications staffers.

IBM's human-resources department has prepared a draft "suggested script" for managers to use in telling employees that their jobs are being moved. The managers will tell the employees that "this is not a resource action" -- IBM language for layoff -- and that they will help the employees try to find a job elsewhere in IBM, although they can't promise to pay for any needed relocation.

The documents describe work done by IBM's Application Management Services division, part of Big Blue's giant global-services operation, which comprises more than half of the company's 315,000 employees. The affected workers don't deal directly with customers; they write code and perform other programming tasks for applications software used inside IBM.

The plan would move jobs from U.S. locations including Southbury, Conn.; Poughkeepsie, N.Y.; Raleigh, N.C.; Dallas; and Boulder, Colo. IBM plans to transfer the programming work to its own operations in Bangalore, India; Shanghai and the northeastern city of Dalian in China; and Sumare, Brazil. It isn't clear how many jobs will be added in each location.

Some of the foreign programmers will come to the U.S. for several weeks of on-the-job training by the people whose jobs they will take over. That's an aspect of offshoring that many high-tech workers regard as particularly humiliating.

With revenue growing slowly throughout the information-technology business, IBM and other vendors are under great pressure to reduce costs to boost earnings. Last week, when reporting fourth-quarter earnings, IBM's chief financial officer, John Joyce, said the company reduced costs $7 billion during 2003 and expects similar savings this year. Mr. Joyce said competitive price pressures in computer services are holding down profitability.

IBM's competitors are making similar moves. Accenture Ltd., one of IBM's main rivals in the computer-services field, said recently it expects to double its work force in India this year to nearly 10,000. Google Inc., the online search leader, said last month that it plans to open an engineering center in India this year as part of an expansion.

For all these companies, lower-cost labor is the biggest lure.

A chart of internal billing rates developed by IBM's Chinese group in Shanghai shows how dramatic the labor savings can be. The chart doesn't show actual wages, but instead reflects IBM's internal system by which one unit bills another for the work it does.

Besides the low-level programmers billing at $12.50 an hour, the chart shows that a Chinese senior analyst or application-development manager with more than five years experience would be billed at $18 an hour.

The person familiar with IBM's operations said that person would be equivalent to a U.S. "Band 7" employee billed at about $66 an hour. And a Chinese project manager with seven years experience would be billed at $24 an hour, equivalent to a U.S. "Band 8" billed at about $81 hourly.

Dean Davidson, an analyst who follows outsourcing for Meta Group, in Stamford, Conn., says that companies usually find their actual cost savings from moving offshore are less than they would expect based on straight wage comparisons. "The reality is a general savings of 15%-20% during the first year," Mr. Davidson says. That's far less than the 50% to 80% savings based on hourly labor rates, he says.

The person familiar with IBM's plans says that implementation could be slowed if the company isn't able to hire enough qualified programmers to do the work in its overseas software centers. He said that those facilities are already very busy doing work for IBM's big U.S. customers.

According to the IBM documents, the company expects severance costs for laying off U.S. employees in conjunction with the plan to be $30.6 million in 2004 and $47.4 million in 2005. Including other transition costs, the documents say, the offshoring plan will result in a loss of $19 million this year. Savings will amount to $40 million in 2005 and $168 million annually thereafter.

In the draft script prepared for managers, IBM suggests the workers be told: "This action is a statement about the rate and pace of change in this demanding industry. ... It is in no way a comment on the excellent work you have done over the years." The script also suggests saying: "For the people whose jobs are affected by this consolidation, I understand this is difficult news."

Write to William M. Bulkeley at bill.bulkeley@wsj.com

Offshoring backlash rising

At both state and national levels, politicians are rushing to introduce anti-offshoring laws.

January 12, 2004: 11:15 AM EST
Leslie Haggin Geary, CNN/Money staff writer

NEW YORK (CNN/Money) – In December, the State of Indiana cancelled a $15 million contract to upgrade its computer system. Why? Because workers from India would have been working on the government job.

The Hoosiers garnered national headlines. But Indiana isn't the only state that's backtracking from contracts that involve hiring foreign workers, a process called "off-shoring."

Politicians in at least eight states this year are slated to vote on bills that aim at banning foreign workers from public contracts. They include Connecticut, Florida, Indiana, Maryland, Michigan, New Jersey, North Carolina and Washington.

Meanwhile, there are eight bills pending in Congress that in some way restrict the use of foreign workers in the United States or limit non-citizens from participating in government contracts.

One of those bills is from presidential candidate John Kerry. The Democratic senator wants call center operators to identify themselves and their location.

The Kerry bill wouldn't ban offshoring, but it's nevertheless seen as part of the growing backlash -- and a sure sign that the issue will make its way into presidential debates, as well.

In fact, the use of foreign workers to perform government tasks "is causing both Democrats and Republicans to feel pressure from constituents," says Justin Marks, research analyst National Conference of State Legislatures. "I don't think it will go away any time soon."

The new political hot potato

The issue once garned scant notice. In Maryland, Democratic Assembly member Pauline Menes introduced a bill last year seeking to prohibit contractors or subcontractors from hiring overseas employees to perform work for the state.

"It got no attention whatsoever," said Menes. "It was under the radar screen. No one seemed to know or care. I just assumed interested parties would come and speak. Well, they didn't."

But suddenly, Menes says, her phone is ringing off the hook.

"I have a folder of e-mails, letters and calls from newspeople all over the country," said Menes who will reintroduce her legislatoin in coming weeks. "The whole issue has just caught fire."

Despite hue and cry over the issue, off-shoring isn't a new phenomenon. Blue-collar workers have watched jobs move overseas for years, and many unions have opposed legislation, such as NAFTA, that they said threatened American jobs.

What's different now is that white-collar and service professionals – from IT workers to tax preparers, even radiologists – have joined the ranks. Forrester Research estimates that 3.3 million white-collar jobs, representing $136 billion in wages, will move offshore in the next 15 years.

Such predictions don't sit well when current job prospects are dim.

Michigan Rep. Steve Bieda, Democrat, who has introduced anti-offshoring legislation in his state and has launched an online anti-offshoring petition drive to support his bill.

Bieda learned offshoring was a potent issue when he was campaigning door-to-door last year. Unemployed constituents kept giving him the same story. "It was like a uniform answer: 'I worked for this company and my job was outsourced to foreign nationals," he said. "It was quite an eye-opening experience."

In Washington State, for example, Rep. Sandra Romero and Rep. Zack Hudgins, both Democrats, introduced a bill that would ban non-U.S. workers from state jobs. Romero said she decided to co-author the bill after she was contacted by state employees who live in her district.

"They're very concerned," she said. "How can state employees compete with 50-cent-an-hour employees in overseas, like India for example?"

But does banning off-shoring make sense?

James Marc Leas

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Thursday, January 8, 2004 • • • A Local Custom · Serving Vermont for 177 years · www.burlingtonfreepress.com 50 cents

Technology firms defend moving U.S. jobs overseas

By Ted Bridis
The Associated Press

WASHINGTON — Leading technology companies urged Congress and the Bush administration Wednesday not to impose new trade restrictions aimed at keeping U.S. jobs from moving overseas, where labor costs are lower.

The companies said such policies would do little to resolve long-standing problems more broadly affecting America's global competitiveness, such as low-scoring schools and inadequate research spending. Erecting barriers, they said, "could lead to retaliation from our trading partners and even an all-out trade war."

The effort shows the industry's growing concerns that lawmakers might clamp down on the "offshoring" of U.S. jobs during an election year. Already, some Democratic candidates have criticized the practice.

"There is no job that is America's God-given right anymore," Carly Fiorina, chief executive for Hewlett-Packard Co., said Wednesday. "We have to compete for jobs."

In a report by a trade group for some leading technology companies, executives argued that moving jobs to countries such as China or India — where labor costs are cheaper — helps companies break into lucrative foreign markets and hire skilled and creative employees in countries where students perform far better than U.S. students in math and science.

"Countries that resort to protectionism end up hampering innovation and crippling their industries, which leads to lower economic growth and ultimately higher unemployment," said the Washington-based Computer Systems Policy Project, whose member companies include Intel Corp., IBM, Dell Inc. and Hewlett-Packard.

Intel chief executive Craig Barrett said the United States "now has to compete for every job going forward. That has not been on the table before."

Barrett complained about federal agriculture subsidies he said were worth tens of billions of dollars while government investment in physical sciences was a relatively low $5 billion. "I can't understand why we continue to pour resources into the industries of the 19th century," Barrett said.

A vocal critic of moving jobs overseas, Marcus Courtney of Seattle, dismissed the latest report. "This is not a recipe for job creation in this country," said Courtney, president of the Washington Alliance of Technology Workers. "This is a recipe for corporate greed. They're lining up at the public trough to slash their labor costs."

The issue of overseas jobs has emerged as the top debate in technology circles.

Democratic front-runner Howard Dean said during a debate last month that America needs a president "who doesn't think that big corporations who get tax cuts ought to be able to move their headquarters to Bermuda and their jobs offshore."

IBM will cut 300 software jobs

The Associated Press

ARMONK, N.Y. — IBM Corp. is slashing 300 software jobs in a realignment of resources that has been happening periodically at the technology titan, executives said Wednesday.

The cuts affect fewer than 1 percent of IBM's 38,000 software employees and a tiny percentage of the company's 320,000 people overall. But they follow similar actions recently — IBM cut 400 software jobs in September and 200 in November.

IBM spokesman Tim Breuer said the latest cuts arose as Big Blue decided to reduce the number of people making face-to-face sales calls and increase the number making pitches by phone or the Internet.

Breuer said the change was needed because phone and Internet sales solicitations are used much more to reach small and medium-sized businesses, the fastest-growing segment of IBM's software group. He said the new phone and Web sales positions will all be in the United States, and not outsourced overseas. He did not say how many jobs would be added.

Affected employees can apply for other positions in IBM, which continues to hire in selected areas, he added.

September 21, 2003

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HUH?
WHAT HAPPENED?
SPACE FOR LEASE
CALL
BERNIE?
HEY, MIKE! WHAT'S UP?
I'M STANDING IN FRONT OF YOUR OFFICE, AND IT'S VACATED! WHAT'S GOING ON?
YOU DIDN'T HEAR? WE CLOSED THE FACILITY.
GEE, I DUNNO...
I'M TELLING YOU, MIKE, IT'S THE WAY TO GO. LET'S TALK ABOUT IT OVER LUNCH. SET IT UP WITH MY SECRETARY.
UM...OKAY. WHERE IS SHE?
INDIA. JUST CALL THE MAIN NUMBER.

http://www.doonesbury.com/strip/dailydose/index.html?uc_full_date=20030921

Offshoring

What is offshoring? It's shorthand for offshore outsourcing, the practice of hiring employees, usually through an outsourcing service, in another country. Companies seeking to reduce their labor costs use offshoring to employ workers at costs substantially less than at home. Typically, companies headquartered in the United States contract for employees in India, and increasingly in China, Russia, Israel, or Ireland, for example.

Why is offshoring in the news? Because staff and contract workers in the United States see their jobs in the high-tech industry disappear as their current or former employers use offshoring to reduce costs.

As an international society, STC represents workers on both sides of the offshoring debate. As a non-profit organization, STC has an educational mission, but does not engage in political lobbying. This site intends to provide resources to educate and inform, and to suggest to our members alternative career paths, objectively and without judgment. Although some resources provided below promote a certain viewpoint or goal, the opinions expressed are not those of STC.

If you have comments on any of this page's content, please contact editor Fred Sampson, indicating if you give permission for your comments and email address to be posted on the comments page.

Resources

Please note that some URLs listed below may expire after a certain time, or require registration to access.

Resource	Description
NWU BizTech Offshoring Project	A list of recent resources on offshoring, some specific to technical communication, presented by the leaders of the National Writers Union's BizTech division. Includes links to resources, discussions, meetings, and a blog.
The Offshoring of Technical Writing: A Roundtable Discussion	A summary of a meeting and discussion held in Silicon Valley on July 24, 2003 (also linked from NWU's offshoring site).
"The Changing Face of Offshore Programming"	*Business Week Online* article 12/31/03 on real-life experiences of offshoring programming projects; see also the ensuing Slashdot discussion.
"Offshoring"	One of several posts on Robert Scoble's "Scobleizer" weblog; includes insights from Tom Peters' latest book on job creation/destruction.
"Valley's leadership role at risk"	San Jose *Mercury News* editorial 12/28/03 calls for Silicon Valley leaders to escalate education and retraining, encourage government to invest in research and development, technology education. Links to interview with Intel CEO Craig Barrett, roundtable discussion with Valley leaders.
"India's software advantage isn't just in wages"	*International Herald Tribune* article 12/23/03 on the difference not only in wages between India and U.S., but in the number of software engineers available.
"Commentary: Four stages of going offshore"	Forrester Research report on CNet News.com, 12/22/03, describes the four stages, over several years, through which offshoring projects develop.
"Another State Looks Offshore"	*Computerworld* article 12/22/03 on an offshore contract by the state of Washington that's under scrutiny.
OrphanIT Remote	A company with locations in India, the Philippines, and elsewhere that

Services	endeavors to employ disadvantaged youth in call centers.
"Corporate America's Silent Partner: India"	*Business Week* piece 12/15/03 on the political considerations and fallout from offshoring.
"Who Wins and Who Loses as Jobs Move Overseas?"	*New York Times* article covers a roundtable discussion on the changing landscape of employment.
"The Rise of India"	*Business Week* says that "Growth is only just starting, but the country's brainpower is already reshaping Corporate America." See also the related articles, commentary, and graphics, including comparisons to China.
"Software developers calling shots" "Caught in the pull of globalization" "More jobs -- bound for India"	Two articles and an editorial from the *San Jose Mercury News* November 9 and 10, 2003, on offshoring's impact in India and in Silicon Valley.
"Gone in the blink of an eye"	November 5, 2003 *Salon* article on a new study that forecasts millions of jobs at risk of moving offshore.
"A tough lesson on medical privacy" "Privacy takes a backseat" "A politician who reads the papers"	Three *San Francisco Chronicle* columns by David Lazarus on threats to privacy by personal data shipped for processing offshore.
"India's Call Centers Face Struggle To Keep Staff as Economy Revives"	An October 29, 2003, *Wall Street Journal* (subscription required) article reveals the challenges that India's call centers are facing.
"Who wins in offshoring?"	October 26, 2003 CNet News.com piece from the McKinsey Quarterly, "reveals the extent of the mutual benefits" to both U.S. and offshore companies.
"India to US: outsourcing good for us, good for you"	An Indian study asserts that "The benefits realised through offshoring are significant and are required to support the growth and competitiveness of the U.S. economy."
"An argument for outsourcing"	October 6, 2003 column on CNet: "Outsourcing is not about the elimination of jobs but the Improvement and evolution of those jobs."
"Will your job move to India?"	Another perspective on the U.S. Bureau of Labor Statistics figures and Forrester forecasts for jobs moving offshore and new job opportunities.
"Doonesbury"	"Doonesbury" Sunday September 21, 2003 comic strip illustrates an extreme case of offshoring.
"The Hidden Costs of Offshore Outsourcing"	*CIO* magazine September 2003 story suggests that the real savings from outsourcing aren't as great as advertised.
"Backlash"	*CIO* magazine September 2003 story discusses IT executives' concerns about growing opposition to offshoring.
"The Radicalization of Mike Emmons"	*CIO* magazine September 2003 story about one laid off worker considering running for Congress in opposition to offshoring.
"The Coming Job Boom"	*Business 2.0* September 2003 cover story discusses demographic data that implies a coming shortage of trained, educated workers in the United States.
"What Labor Shortage? Debunking a Popular Myth"	Summary of research by a Wharton Business School professor contradicting the conclusions discussed in the *Business 2.0* article above.
"Tech revolution in	San Jose Mercury News, September 1, 2003, article from Associate

Indian city leaves out the people."	Press investigates the inadequate infrastructure in Bangalore, India, where power shortages and poor roads make high-tech work difficult.
"Policy of job protectionism will hurt us in the long run."	San Jose Mercury News, August 31, 2003. Column by foreign affairs columnist Daniel Sneider asserts that governmental efforts to protect jobs will ultimately backfire and cause economic stagnation.
"Valley future lies where it always has: innovation."	San Jose Mercury News, August 31, 2003. Editorial suggests that the Silicon Valley economy will rebound as it always has, and that new jobs created by Silicon Valley's innovation culture may outweigh the loss of jobs to offshoring. The accompanying "Reader's letters" page includes responses to Daniel Sneider's earlier columns.
"US Republican Party outsources fund raising to India."	Article in *The Inquirer*, on the Republicans using Indian call centers for fund raising.
"Foreign Service"	"Now with Bill Moyers" PBS program on offshoring; this is the web site to accompany the show.
"The Unstoppable Shift of IT Jobs Overseas."	The response, of varying quality, on *Slashdot* to Robin Miller's *Newsforge* article.
"Why offshore IT outsourcing can't be stopped."	Opinion piece on why the tide can't be turned, by Robin "Roblimo" Miller (*Slashdot*).
"IT Salaries Are Soaring 12% to 15% a Year in . . ."	*Computerworld*, August 18, 2003, opinion piece by Mark Hall, looks at the downside of offshoring in Bangalore, India, and how it may be a short-term solution.
"Offshore IT weakens U.S."	eWeek, August 18, 2003, opinion piece calls for "the leaders of industry, government and the professions to come together and talk about the steps that can be taken to provide opportunities."
"U.S. isn't only one losing jobs to other nations."	San Jose Mercury News, August 14, 2003. Column by foreign affairs columnist Daniel Sneider on the loss of jobs by Mexico to China.
"Outsourcing is Good."	*Computerworld*, August 11, 2003, opinion piece by David Moschella, suggests that outsourcing is good business practice, and that "the challenge for the U.S. IT community is to continue to demonstrate that hiring American software and services talent is a good business decision."
"Hello, this is India. Can I help you?"	San Jose Mercury News, August 10, 2003. Column by foreign affairs columnist Daniel Sneider suggests that "the service industry is following a well-worn path forged by manufacturing industry," and that globalization is a fact we must learn to deal with.
"How to Compete."	*Computerworld*, August 4, 2003. Column by Frank Hayes, who suggests that IT organizations can compete by leveraging their knowledge of their business, company, and users.
"Where The Good Jobs Are Going."	*Time* magazine, August 4, 2003, article: "U.S. companies are now shifting high-wage work overseas, especially to India."
"Surviving the Great Global Brain Drain"	Paper from *EraNova Institute* suggests that an appropriate strategy for surviving changing job dynamics is "to move up from know-how work . . . to 'meta-mental' work"; that is, capitalize on the fact that "we're alive and electronic systems aren't."
NWU BizTech Offshoring Blog	The National Writers Union's BizTech division weblog on offshoring. Includes recent references.
"Outsourcing: Nothing to celebrate any more."	Column by Sucheta Dalal on the backlash against offshoring to India by U.S. government and industry.
India-gii mailing list thread	India-gii mailing list thread in response to Sucheta Dalal's *Indian Express* column. Some writers express concern at the rising wages

	being paid for what's perceived as low-skill work, and the impact of those wages on Indian society.

Contact

Offshoring page editor Fred Sampson

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Thursday, Jan 08, 2004

Opinion

Posted on Mon, Nov. 10, 2003

More jobs -- bound for India

THERE ARE NO QUICK FIXES, BUT U.S. NEEDS NATIONAL POLICY TO MAINTAIN EDGE IN INNOVATION

Mercury News Editorial

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The dramatic rise of the tech economy in India is sending shockwaves through Silicon Valley. Here, tens of thousands of workers are suffering the sting of unemployment. There, the tech sector is booming.

As Aaron Davis reported in a series of stories over the past two days, Valley stalwarts such as Oracle, Hewlett Packard, IBM and many others are rapidly expanding their presence there. It's easy to see India's gain as our pain, and the backlash has already started.

There's a lively debate as to whether the flow of tech jobs to India, China and elsewhere will be good for the U.S. over the long term. America may emerge stronger, as local companies become more competitive and skilled U.S. workers take on higher-end, higher-paid positions. Or America could lose its technology leadership, its economic edge, and eventually its standard of living.

What's not debatable is that the emergence of India and China as tech powerhouses will have profound and lasting changes on the types of jobs being performed in the U.S. Those changes will happen quickly, and no place will feel their impact more than Silicon Valley.

As Intel Chairman Andy Grove recently pointed out, the U.S. is sorely lacking a national policy to address these profound changes.

That's not to say that job migration has gone unnoticed. Indeed, with the economic recovery only now beginning to create new jobs, the flow of jobs overseas has quickly emerged as a hot-button political issue. Its profile is only going to increase as the presidential election nears.

What's alarming is that politicians of both parties have reacted with a mix of populist protectionism and accusations tinged with

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xenophobia. China has borne the brunt of the bashing, with charges -- some valid, some not -- ranging from currency manipulation to unfair trade practices. India, whose impact on some Valley mainstay sectors such as software is arguably far greater, has escaped criticism -- for now.

Nation bashing is hardly constructive. Legitimate trade issues need to be discussed. But artificial barriers to keep U.S. jobs from being exported are not likely to stand in the way of global economic forces. Worse, they could be counterproductive, by hurting the prospects of struggling U.S. companies.

Figuring out how to create the conditions for jobs to remain here and for new types of jobs and industries to flourish is far harder than blaming others. But those are precisely the questions policymakers must address. How can we provide effective support for workers displaced by offshoring trends? How can we retrain them for high-value jobs so they don't end up in lower-paid industries? How can we foster a new wave of growth that can absorb them?

There are no quick fixes. But maintaining the ecosystem that gives America an edge in innovation and entrepreneurship will require, among other things, concerted investment in infrastructure and education, spending on research and development and the creation of an environment where businesses can thrive -- despite higher costs.

The free market doesn't seem capable of achieving those goals without the help of a coherent set of national and state policies.

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Los Angeles Times
latimes.com

http://www.latimes.com/technology/la-fi-offshore4jan04,1,3072279.story?coll=la-headlines-technology

'Offshoring' Trend Casting a Wider Net

The outsourcing movement is defying conventional wisdom about what positions are immune from export

By Marla Dickerson
Times Staff Writer

January 4, 2004

Recent economic data show the technology sector is perking up, with U.S. firms posting their first profits in years. Vicki Nelson wishes she could say the same of her finances.

The Sacramento-area software engineer has drained her daughter's college fund and sold off furniture to pay bills since she was sacked in 2001. Still unemployed, she doubts her fortunes will rebound along with those of high-tech companies, which through the years dumped tens of thousands of U.S. workers in favor of cheaper hands overseas.

"The jobs have gone to Bangalore," said Nelson, 46, speaking of the city in south India hailed as the new Silicon Valley. American companies "are selling us out to save a couple of bucks. I'm worried about the future of our economy."

As the U.S. struggles with the longest jobless recovery in recent memory, white-collar workers are facing a harsh reality. Just as highways paved the way for migration from America's cities, the information superhighway has given rise to a new set of economic road rules: If it can be digitized, it can be moved.

Retailers, banks, airlines, hotels and hospitals are sending work offshore, from back-office accounting to front-desk customer service. Ditto for government agencies. Today, a laid-off Californian with questions about food stamps can get answers from a telephone hot line staffed in part by workers in India. The state of California two years ago outsourced the delivery of some welfare benefits to **Citicorp Electronic Financial**

Services Inc., which uses English-speaking workers in Bangalore and Pune to assist the down-and-out in Bakersfield and Pacoima.

Powered by high-speed global communications and educated foreign workers, the so-called offshoring trend is rapidly moving beyond call centers and data processing. And it's defying conventional wisdom about what jobs are immune from export.

Indian radiologists contracted by Massachusetts General Hospital in Boston are processing X-ray images of U.S. patients. Foreign legal eagles are writing patents for U.S. firms. Tax clients of Newport Beach-based **SurePrep** can thank Indian accountants for that fat refund from Uncle Sam. And far from Wall Street, equity analysts from developing nations are crunching numbers once reserved for six-figure American MBAs. Even foreign economists are willing to prognosticate on the cheap.

"There's a guy in India who has been contacting me" about a job, said Mark Zandi, chief economist at Economy.com in West Chester, Pa. "My immediate reaction is that he couldn't possibly do it from there. But when you start to think about it, why not?"

Economy.com in October estimated that nearly 1 million U.S. jobs had been lost to offshoring since early 2001, with 1 in 6 of those in information technology, financial services or business and professional services — the bedrock of the "new economy." Forrester Research Inc. projects that 3.3 million service and professional jobs will flee the country by 2015. Researchers at UC Berkeley figure that at least 14 million U.S. service jobs are vulnerable.

Despite all the angst about foreign defections, economists say the collapse in business spending is the principal culprit behind U.S. employment declines. And the focus has been on the manufacturing sector, which has shed nearly 2.7 million net jobs in the last three years. Still, analysts say offshoring has been a factor and will continue to be a drag on U.S. job creation and wages.

"There is no shortage of smart, qualified people overseas who are willing to do this work for a lot less," said Kim Berry, 45, a programmer who develops software for a small firm in Citrus Heights, Calif., and makes $42,000 a year. That's only about half what he made working for **Hewlett-Packard** Co. at the peak of the economic boom, but he figures he's lucky considering that so many of his former colleagues aren't working at all and foreign programmers are lined up just waiting for their chance.

Offshoring has touched a chord with middle-class Americans who thought workers in coveralls, not cubicles, were the ones at risk. Jobless white-collar workers have picketed outsourcing conferences and created websites, organized petition drives and sent e-mails to lawmakers. A Florida tech worker outraged at having to train his foreign replacement is running for Congress.

Indiana Gov. Joseph Kernan in November ordered a state agency to cancel a $15.2-million contract with an outsourcing firm after citizens went ballistic at the notion of workers in India upgrading their state's computers to, of all things, process unemployment claims of laid-off Hoosiers.

Bills introduced in Congress and at least four state legislatures would preserve U.S. service jobs by slapping restrictions on foreign call centers or giving Americans preference in government contracts. The issue could figure prominently in the 2004 presidential election if the nation's job engine continues to sputter.

"U.S. workers were told that the right thing to do was to become a professional and the winds of globalization wouldn't hurt you," said Jared Bernstein, senior economist with the Economic Policy Institute in Washington. "What we're learning is that virtually no occupation or skill level is insulated. That's causing a lot of rancor among those who thought this only happened in old and dirty industries."

Bernstein says the U.S. would do well to take a hard look at its trade agreements and craft public policy to keep jobs in crucial sectors such as technology at home. Others say protectionism will prove as futile as it did with manufacturing and will harm the U.S. economy in the process.

Stuart Anderson, author of a recent study critical of legislative attempts to restrict offshoring, noted that for the Indiana computer upgrade contract, the bid by an American subsidiary of Bombay-based **Tata Consultancy Services** was $8.2 million below the next lowest. Indiana taxpayers would be ill served, he said, if they end up paying more to upgrade state computers just to ensure that people who live in the United States get the work. It would be far better, he said, for Americans to grab the savings and use them to make purchases and investments that would create additional jobs and wealth elsewhere in the economy.

"There's this growing perception that somehow free trade in services is bad," Anderson said. "That if people in other countries land better jobs, that means we won't have good jobs here. But it's not a zero sum game."

Take call centers, for example. While many Americans are shocked that foreigners with nearly flawless English are the ones booking their flights and finding their lost welfare checks, few would swap places with them. In the United States, telemarketers rank somewhere near repo man in prestige, with lousy pay to match.

But in the developing world, a job with a headset is desirable, said Lance Rosenzweig, chief executive of Los Angeles-based **PeopleSupport**. Launched three years ago with 10 workers in the Philippines, the firm employs 2,000 there handling customer calls for firms such as **Expedia** Inc. and **Earthlink** Inc.

Business is so brisk, Rosenzweig said, that his workforce probably will double in 2004. He said the firm last year received more than 100,000 resumes from the Philippines, where many students are taught in English. Most of the company's hires are college graduates eager to chatter away in the middle of the night for starting pay of about $4 an hour, good money in a country where the average family income is $2,600 a year. Rosenzweig said turnover was one-fifth that of U.S calls centers.

"It's a career in the Philippines," Rosenzweig said. "In the U.S., it's a little money until you find something else."

Call centers are one thing. What really has Americans spooked is the export of well-paying professional positions. Dave Wyle, founder of tax preparer SurePrep, said some potential customers had accused him of undermining the U.S. economy by hiring Indian accountants to process tax returns for $400 a month, one-tenth what an accountant in the United States would command.

Wyle's response is that advances such as spreadsheets and software wiped out thousands of paper-pushing jobs in accounting offices while improving accuracy and efficiency, "and nobody thought that was a bad thing."

After processing 7,000 U.S. returns in its first tax season in 2003, SurePrep is projected to handle 35,000 next year and more than 85,000 in 2005.

"It's growing like crazy," Wyle said. "We do the work more efficiently. Companies make more profit. Everybody benefits."

A lot of people in California would disagree.

On a percentage basis, the Golden State's job losses have been on par with those nationwide, about 1.9% of nonfarm payroll since employment began sliding in March 2001. The state's outsize fiscal pain stems from the type of jobs it has lost — tens of thousands of lucrative high-tech positions and the fat bonuses and stock options that went with them.

When adjusted for inflation, personal income in California plunged 3.4% from January 2001 through July 2003, compared with a decline of 0.1% nationwide, according to estimates from the state Department of Finance. By its count, no other state did worse.

A lot is riding on California's ability to regenerate similar high-paying positions. Optimists are banking on biotech, nanotechnology and other emerging fields over the long haul. In the meantime, the traditional technology sector has shown signs of life. But, so far, it hasn't translated into job growth in California, and some industry veterans are blaming offshoring.

Cici Mattiuzzi, director of the career services office for the College of Engineering & Computer Science at Cal State Sacramento, said she had never seen job prospects for tech grads so dismal in her 25-year career.

"The people I talk with at the huge companies here — **Intel**, Hewlett-Packard, **Oracle** — all indicate that they are hiring. But they are not hiring in the United States," said Mattiuzzi, who said small firms were telling her the same thing. "My hope has been that the market would turn around this spring, but with the amount of outsourcing, I'm not real optimistic."

IBM to Export Highly Paid Jobs To India, China

By William M. Bulkeley
15 December 2003
The Wall Street Journal

IN ONE OF the largest moves to "offshore" highly paid U.S. software jobs, International Business Machines Corp. has told its managers to plan on moving the work of as many as 4,730 programmers to India, China and elsewhere.

The unannounced plan, outlined in company documents viewed by The Wall Street Journal, would replace thousands of workers at IBM facilities in Southbury, Conn., Poughkeepsie, N.Y., Raleigh, N.C., Dallas, Boulder, Colo., and elsewhere in the U.S. Already, the managers have been told, IBM has hired 500 engineers in India to take on some of the work that will be moved.

IBM calls its plan, first presented internally to some midlevel managers in October, "Global Sourcing." It involves people in its Application Management Services group, a part of IBM's giant global-services operations, which comprise more than half IBM's 315,000 employees.

IBM's plan, still under development, will take place over a number of months in stages. About 947 people are scheduled to be notified during the first half of the coming year that their work will be handled overseas in the future. It isn't yet clear how many of the other 3,700 jobs identified as "potential to move offshore" in the IBM documents will move next year or some time later.

However, the fate of some of the targeted jobs isn't certain: IBM managers still haven't figured out whether all of the work the jobs represent can be performed just as well abroad. The jobs involve updating and improving software for IBM's own business operations.

Some workers are scheduled to be informed of the plan for their jobs by the end of January. After that they will be expected to train an overseas replacement worker in the U.S. for several weeks. The IBM workers marked for replacement have 60 days to find another job inside the company, likely to be a difficult task at a time when IBM is holding down hiring.

IBM declined to comment on what it called "internal presentations." It said that most of its growth in developing countries "will result from winning new contracts," and that U.S. hiring next year will equal or exceed 2003 levels.

The plan shows how even as the information-technology industry starts to recover from a two-year slump, relentless pressure to cut costs is pushing more operations offshore. The trend looms as one of the most serious long-term threats

to U.S. employment and labor. Countries with lower-paid workers are no longer siphoning just unskilled or blue-collar jobs from U.S. workers; they now are scooping up skilled work from U.S. companies on a large scale.

By the end of the coming year, one out of every 10 jobs within U.S.-based computer-services companies will move to emerging markets, as will one of every 20 technology jobs in other corporations, according to tech-industry researcher Gartner Inc. Another research firm, International Data Corp., recently estimated that by 2007, 23% of all information-technology services jobs will be offshore, up from 5% this year. Recently, computer-services titan Accenture said that based on current trends it expects to more than double its current work force in India during the coming 12 months to 10,000 from 4,300.

Unlike low-wage manufacturing, the U.S. computer-services jobs to be moved overseas by IBM typically pay $75,000 to $100,000 or more a year, according to one person familiar with the operations. In contrast, hiring a software engineer with a bachelors or even a masters degree from a top technical university in India may cost $10,000 to $20,000 annually, analysts say.

While most companies with software-maintenance and development businesses have been expanding their operations in India, many have maintained that the operations largely represent increases in technology employment rather than replacements for their U.S. workers. For example, Google Inc., the online search leader, said recently it plans to open an engineering center in India early next year as part of an expansion.

IBM has been a multinational since the 1920s, with operations in India for 50 years. But until recently most of its software has been designed in the U.S. and exported to other countries. Doug Elix, senior vice president in charge of IBM's global-services operation, recently said that more than half of IBM's workers are overseas and "we've been leveraging skills globally for as long as we've been in business." IBM says this year it has added more workers in the U.S. than it has overseas, but Mr. Elix says doing some work overseas "in many cases is required to be competitive."

Despite the technology slump IBM has been consistently profitable and has been gaining market share. What's more, the Armonk, N.Y., company is still widely regarded as one of the best places to work in the U.S.

Still, IBM is sensitive to political and employee criticism of its overseas moves. Last summer, union activists obtained a tape of a conference call led by Tom Lynch, IBM's director for global-employee relations, to discuss the delicate issue of offshoring. In that call Mr. Lynch warned other human-resources managers that offshoring "is going to raise a lot of tensions," and is likely to foster union activity at historically non-union IBM. In particular, he predicted "to train someone to do a job that you know will no longer be yours" raises issues of "dignity and fairness" that unions might exploit.

Lee Conrad, organizer of Alliance at IBM, an affiliate of the Communications Workers of America union that is trying to organize IBM workers, says "we know it's going on, but getting workers to talk about it is hard," in part because IBM workers worry about being fired. He said IBM "keeps it very close. They don't give any numbers."

Neither the U.S. nor individual states have prohibited the use of outsourced foreign workers for any government contracts. However, union activists say they are making efforts to persuade state lawmakers to take action.

But Ned May, an analyst with IDC who studies outsourcing, says political moves aren't likely to have much effect. He predicts that services companies will keep many jobs in the U.S. but he says it's clear that most of the job growth in the industry will come offshore. He says there is a race among services firms to move jobs abroad "to capture the extra margin sooner. There's a competitive spiral."

A former IBM executive in India, Pawan Kumar, now chairman of closely held Moksha Technologies PLC, an outsourcing firm there, says IBM has 9,000 people in India and plans to increase that to 20,000 by the end of 2005. Mr. Kumar says the cost advantages of hiring Indian programmers aren't as large as the salary differentials imply, because building in India requires more investment in infrastructure and more spending on supervision to smooth communications between U.S. customers and workers in India. He says the true costs amount to about $100,000 in the U.S. and $50,000 in India for people to do the same work.

Peter Fritsch contributed to this article.

internet.com

Enterprise

December 15, 2003

IBM Offshoring Plan Revealed

By Colin Haley

IBM (Quote, Chart) is reportedly looking to shift up to 4,700 programming jobs overseas, a move that will raise the volume of the debate over the trend of IT outsourcing.

Big Blue has instructed managers to prepare to move the jobs to China, India and other countries where technical talent is high and labor

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costs low, according to the *Wall Street Journal*, which cited internal IBM documents.

Almost 1,000 people will be notified during the first half of 2004. The unannounced plan, doesn't specify when the other 3,700 jobs could be transferred, the paper said. Some positions are being reviewed to see if they can be done elsewhere.

For more stories on:
Forrester Research int Go!

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Most of the jobs would come from the Application Management Services Group, part of the company's global services operations and hit facilities in Southbury, Conn., Poughkeepsie, N.Y., Raleigh, N.C., Dallas, Boulder, Colo., and elsewhere, the paper said.

IBM declined comment on "internal presentations or projections," but issued a general statement on outsourcing.

"The vast majority of the growth in applications services that will occur in markets like India, China and Latin America will result from winning new contracts, especially in high-growth areas like Business Transformation Outsourcing," the company said.

The Armonk, N.Y., company added that it expects hiring in the United States to equal or increase over 2003. And on a percentage basis, its forecast is for hiring across the Americas will outpace the rest of the world, IBM said.

In any discussion about outsourcing, IBM points to its international roots. It's been in India since 1951 and China since 1979. But to date, most of its software has been created in the United States by well-paid programmers.

IBM is not alone in moving, or creating, jobs abroad. Earlier this month, IT consultant Accenture said it will double its Indian workforce to 10,000. The added staff will help Accenture build its applications development, systems integration and business processing outsourcing (BPO) divisions.

While Accenture has 83,000 employees in 48 different countries around the world, India is its offshore development hub with major centers in Bangalore and Mumbai. In October, Accenture's quarterly earnings tripled, due in part, to the rapid growth of these operations.

Hewlett Packard (Quote, Chart) also recently increased its stake in the Indian market, buying the remaining public shares in Digital GlobalSoft, the company's software development and services subsidiary, based in Bangalore.

IDC recently said the market for U.S. technology services will double their usage of low-cost countries in 2004. An IDC study says offshore spending by U.S. companies on technology services increased by 10 percent of total spending in 2003 to $16.3 billion.

IDC sees a quadrupling to $46 billion by 2007, or 23 percent, of total tech spending. India, China and Russia stand to gain the most from the IT spending trend.

Putting the trend into raw numbers, Forrester Research (Quote, Chart) projects that nearly 1 million U.S. IT jobs will move abroad in the next 15 years -- a forecast that greatly troubles union organizers and politicians with IT firms in their districts.

In a note to investors, SG Cowen analysts said that if the report is correct, "IBM continues to reduce its cost structure at least as rapidly as its competitors."

Spokespeople for Alliance@IBM, an affiliate of the Communications Workers of America to unionize IBM employees, were not immediately available for comment. The group's Web site, however, leaves no doubt about its position, branding executives as "rats" who are "plotting to send jobs abroad."

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December 26, 2003, Friday

EDITORIAL DESK

Bracing for the Blow

By BOB HERBERT (Op-Ed) 745 words

I.B.M. has sent a holiday chill through its American employees with its plans to ship thousands of high-paying white-collar jobs overseas to lower-paid foreign workers.

"People are upset and angry," said Arnie Marchetti, a 37-year-old computer technician at I.B.M.'s Southbury, Conn., office whose wife gave birth to their first child in August.

The company has not made any announcements, and the employees do not know who will be affected, or when. The uncertainty about whose jobs may be sent to India or China, the two main countries in the current plans, has raised workers' anxiety in some cases to an excruciating level.

"I understand that this is a lightning rod issue in the industry," an I.B.M. spokesman told me this week. "It's a lightning rod issue to people in our company, I suppose. But I don't think anybody expects us to issue blanket statements to the work force about projections."

Referring to employees who may be affected by the plans, he said, "We deal with them as they need to know."

"Offshoring" and "outsourcing" are two of the favored euphemisms for shipping work overseas. I.B.M. prefers the term "global sourcing." Whatever you call it, the expansion of this practice from manufacturing to the higher-paying technical and white-collar levels is the latest big threat to employment in the U.S.

Years ago, when concern was being expressed about the shipment of factory jobs to places with slave wages, hideous working conditions and even prison labor, proponents said there was nothing to worry about. Exporting labor-intensive jobs would make U.S. companies more competitive, leading to increased growth and employment, and higher living standards. They advised U.S. workers to adjust, to become better educated and skillful enough to thrive in a new world of employment, where technology and the ability to process information were crucial components.

Well, the workers whose jobs are now threatened at I.B.M. and similar companies across the U.S. are well educated and absolute whizzes at processing information. But they are nevertheless in danger of following the well-trodden path of their factory brethren to lower-wage work, or the unemployment line.

The Wall Street Journal reported last week that I.B.M. had told its managers to plan on moving as many as 4,730 jobs from the U.S. The I.B.M. spokesman told me he was sure that figure was too high, but added that no one had complained to The Journal about the number. He said he didn't know how many American jobs would be lost.

I.B.M. officials are skittish to the point of paranoia on this matter, which has powerful social and political implications. Pulling the plug on factory workers is one thing. A frontal assault on the livelihood of solidly middle-class Americans -- some of whom may be required to train the foreign workers who will replace them -- is something else.

James Sciales was the first of the company spokesmen to respond to my inquiries this week. He was reluctant to even tell me his name and nervously refused to answer any questions. Another spokesman was willing to talk but asked that I not refer to him by name.

In a recorded conference call reported by The Times last summer, a pair of I.B.M. officials told colleagues around the world that the company needed to accelerate its efforts to move white-collar jobs overseas. They acknowledged the danger of a political backlash, but said it was essential to step up the practice.

"Our competitors are doing it and we have to do it," said Tom Lynch, I.B.M.'s director for global employee relations.

The outsourcing of good jobs has been under way for years, and there is no dispute that the practice is speeding up. "Anything that is not nailed to the floor is being considered for outsourcing," said Thea Lee, the chief international economist for the A.F.L.-C.I.O.

Most of the millions of white-collar workers who could be affected by this phenomenon over the next several years are clueless as to what they can do about it.

They do not have organized representation in the workplace. And government policies overwhelmingly favor the corporations. Like the employees at I.B.M. whose holiday cheer has been dampened by uncertainty, these hard-working men and women and their families have little protection against the powerful forces of the global economy.

CAPTIONS:

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 16, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW, Judiciary Plaza
Washington, D.C. 20549

Subject: Stockholder Proposal of Michael L. Saville

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof (the "Proposal"), attached as Exhibit A hereto, which Proposal was submitted on November 10, 2003 by Michael L. Saville, a former IBM employee (the "Proponent") to International Business Machines Corporation (the "Company" or "IBM").[1]

The Resolved section of the Proposal provides:

> **"that the Board establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries."**

The last sentence of the submission also sets forth an alternative suggestion for stockholder consideration, which states:

> **"Alternatively, American IBMers could organize to achieve employment rights that European IBMers have."**

IBM believes that the entire submission (i.e. both the Proposal and the supporting statement containing the alternative suggestion) may properly be omitted from IBM's proxy materials being prepared for our 2004 annual meeting of stockholders (the "2004 Annual Meeting") for the reasons discussed below. For convenience, the submission shall hereinafter be referred to collectively as the Proposal. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

[1] Mr. Saville had originally acted as a co-filer to a separate proposal filed by Mr. James Leas, another former IBMer who is currently a member of the Governing Council of a group calling itself the "Alliance@IBM." This group, which has unsuccessfully attempted to organize IBM employees, is affiliated with the Communications Workers of America (CWA) union. The Alliance@IBM is neither a certified nor recognized bargaining agent for any IBM employees. Mr. Saville withdrew as a co-filer in order to file the instant Proposal. The same day, Mr. James Mangi, the Secretary of Alliance@IBM, filed another proposal on "offshoring," which is the subject of a separate no-action letter request.

I. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Proposal--which was drafted with the goal of supporting union organizing efforts in the United States by the Communications Workers of America ("CWA") -- would serve to guarantee the continued employment of IBM employees in circumstances where work was transferred to "lower wage" countries. Another portion of the Proposal suggests that stockholders vote on an alternative that would permit American IBMers to organize to provide them with union rights similar to those enjoyed by European IBMers. Aside from any of the other deficiencies and inaccuracies set forth in the Proposal, as outlined below, and irrespective of any other legal or factual shortcomings associated therewith, the Proposal should be omitted in its ***entirety*** because it relates to the ordinary business operations of the Company.

A. COMPANY DECISION MAKING ON THE MANAGEMENT OF THE WORKFORCE, INCLUDING DETERMINATIONS AS TO THE STAFFING OF PARTICULAR JOB TASKS, AND THE HIRING, PROMOTION AND TERMINATION OF COMPANY EMPLOYEES AND SUPPLIERS, ALL FALL WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS UNDER RULE 14a-8(i)(7).

The Commission has expressed two central considerations underlying the ordinary business exclusion. See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p 29,106). The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. ***Examples include the management of the workforce, such as the hiring, promotion and termination of employees*****, decisions on production quality and quantity** ***and the retention of suppliers***." (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also noted that the policy motivating the Commission in adopting the ordinary business exclusion was basically the same as the underlying policy of most state corporation laws. That is, to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impractical in most cases for stockholders to decide management problems at corporate meetings. See

Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. The instant Proposal is clearly subject to omission under Rule 14a-8(i)(7).

B. DECISIONS AS TO HOW AND WHERE A COMPANY SHOULD DEPLOY ITS EMPLOYEES TO PERFORM WORK IS AN ORDINARY BUSINESS MATTER.

It is well established that the establishment, location and relocation of Company operations have all long been considered ordinary business matters, and the staff has often determined that stockholder proposals seeking to regulate where and how a company should perform its work are properly excludable under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). In a recent letter, Labor Ready, Inc. (April 1, 2003), the company, a contract provider of temporary labor, sought to exclude a proposal from a stockholder who wanted the company to resolve various disputes with the Building & Construction Trades Division of the AFL-CIO. In seeking to have that company's stockholders vote on providing guidance to the company on where its workforce should and should not be deployed, the stockholder proposed, among other things, that the "*board should instruct management to initiate a corporate moratorium on providing labor to job-action work sites.*" The proponent evidently thought that it would be best for the company to avoid friction with the union by not providing temporary labor at work sites where there were job-actions. In its no-action letter request to the SEC, the company argued that the stockholder proposal should be excluded under Rule 14a-8(i)(7), as it raised a matter of ordinary business; in particular, the company maintained that the selection of work sites (whether a job-action work site or not) and the timing of such selection were fully within the purview of the company's management, and therefore the proposal "improperly impose[d] on the ordinary business functions of management by attempting to dictate where and when the Company's work force will be used." The staff concurred with the company's request to exclude the proposal as ordinary business, noting that employee relations issues fell within Rule 14a-8(i)(7).

Similarly, in J.C. Penney Co., Inc. (March 7, 1991), another proponent, concerned over the company's policies and its decision-making regarding the closing of company stores, wanted the company to continue to adhere to seven basic principles that its founder had established in 1913. In so doing, the proponent proposed that the company maintain catalog stores in locations where the company's retail stores were to be closed, and, at the same time, permit the affected company store managers who would otherwise lose their jobs to retain their employment by continuing to work as managers of the catalog operations which would remain at such locations. The proponent listed a variety of benefits which would accrue, both to the company as well as to the locales where the affected stores and managers were located. In its no-action letter request to the SEC, the company argued that store locations and sizing issues were among the key factors in determining the success of its business operations, and that the proposal impeded the company's ability to manage its own business. The staff agreed. In granting no-action relief, the staff noted that questions involving the operation of store and catalog facilities, as well as personnel and compensation decisions relating thereto, were matters that related to the company's ordinary business operations. The proposal was excluded from Penney's proxy materials. The same result should apply here with the instant Proposal.

As in both Labor Ready and Penney, the instant Proposal seeks to micro-manage this Company's decision making as to where job tasks are to be performed and who should be performing such tasks. The Proposal would also regulate all related personnel decisions and related compensation and benefits by requiring the continued employment of IBMers whose work is transferred, in the Proponent's words, to "*lower wage countries*." While the Proposal does not preclude IBM from shifting work to "lower wage countries," all affected IBMers would, under the Proposal, retain their jobs and associated benefits of employment. The Proposal would therefore effectively remove all decision-making from management, including management's ability to make the most basic of employment decisions with respect to the deployment of our work force. By requiring that "employees will not lose their jobs as a result of IBM transferring work to lower wage countries," the Proposal would mandate that the Company keep all employees on the payroll. Hence, if the instant Proposal were to be adopted and implemented, and IBM transferred work, the Company would be required to pay for two sets of employees; first for the employees at the new location where the work was now being performed, and second for the employees who used to do the work, but were now protected from termination under the terms of the Proposal. In effect, the Proponent would have IBM provide guaranteed employment contracts for all affected employees without any commensurate assurance that such employees remained productively employed. This is precisely the type of stockholder micro-management that Rule 14a-8(i)(7) is designed to avoid.

Employee relations matters are an integral part of the day-to-day conduct of IBM's ordinary business operations, and the terms and conditions associated with the Company's employment relationships with its general workforce involve a balancing of a variety of complex business issues. The ability for this Company to successfully manage these issues, the productivity and efficiency of our workforce, the work product delivered by our employees and vendors to our customers, and ultimately, the success of our business, all necessarily involve making a variety of complex and interrelated decisions, all in the ordinary course of business. The Proposal, by seeking to guarantee continued employment and benefits for employees in specified situations, serves to unduly micro-manage the company's decision making capability. Clearly allowing stockholders to interfere with management's conduct and administration of our business in this situation is both unwise and unwarranted. In sum, the Proposal is excludable under 14a-8(i)(7) because it would substitute an ill-advised solution for the knowledge, expertise, and judgment of the Company's management in dealing with specific, fundamental day-to-day business decision-making.[2]

---

[2]This position is supported by the staff's recent conclusion in an unrelated matter that the decision by a company to cease operations in a particular location is also a matter falling within its ordinary business operations. Allstate Corporation (February 19, 2002)(excluding a proposal of a stockholder urging that insurance company to stop doing business in Mississippi because of "over-the-top jury awards" and other matters for which the stockholder claimed particular expertise.)

C. THE DETERMINATION OF COMPANY POLICIES AND PROCEDURES RELATING TO SELECTION OF SUPPLIERS IS ANOTHER ORDINARY BUSINESS MATTER.

To the extent the Proposal involves our Company's outsourcing decisions, it also necessarily seeks, improperly, to involve the Company's stockholders in basic decision-making over whether and how we should use third party suppliers, as opposed to Company employees, to accomplish our work. This is clearly another ordinary business matter. In this connection, the SEC has viewed company decision making about its suppliers, including outsourcing decisions relating thereto, as within a company's ordinary business. See, e.g., Chrysler Corporation (January 16, 1996), where a proposal requesting that the company cease outsourcing its automotive parts needs to foreign suppliers was excluded because it related to decisions related to product choices and the company's sourcing of components. See also Seaboard Corporation (March 3, 2003) (proposal seeking company report on suppliers' use of antibiotics excludable under Rule 14a-8(i)(7); Hormel Foods Corporation (November 19, 2002) (to same effect); Nike, Inc. (July 10, 1997) (proposal requesting review of wage adjustments for independent contractors and addressing contract compliance with company's code of conduct excluded as ordinary business). The same result should apply here. As noted earlier, the Commission has specifically noted that the "retention of suppliers is one of the tasks "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102), May 28, 1998 at p 29,108. For this reason alone, the Proposal does not pass muster under Rule 14a-8(i)(7) and should be excluded from our proxy materials.

D. THE DETERMINATION OF COMPANY POLICIES AND PROCEDURES RELATING TO REDUCTIONS IN FORCE IS ALSO AN ORDINARY BUSINESS MATTER.

For many years, stockholders have attempted to suggest layoff and related personnel policies through the filing of stockholder proposals. Indeed, a review of the staff's no-action file reveals that employees and former employees often have ideas on how their companies can be better run. Yet, such ideas, which are often based upon the personal knowledge and history of such proponents, in many instances, are *not* matters which are properly the subject of stockholder proposals. Thus, proposals similar to the instant one have also been rejected under the ordinary business exclusion. For example, in Mobil Corporation (January 26, 1993), a former employee whose job had recently been eliminated as a result of consolidation resulting from "Mobil's need to improve efficiency and to respond to continued competitive conditions in the oil industry," filed a proposal requesting that the company adopt various policies with respect to its downsizing activities. After referring to a Fortune magazine article highlighting that Mobil was the largest loser of employees during the 1981-1991 period, the proponent urged the company to "**make every effort to retain as many employees as**

possible, using attrition, hiring freezes and work sharing." The company argued, and the staff concurred, that the proposal could be omitted under the ordinary business exclusion, inasmuch as it related to the management of the workplace. The instant Proposal, seeking similar relief, is similarly subject to exclusion under Rule 14a-8(i)(7).

In the same vein, a proposal was filed by a Ford stockholder, unhappy over the way that company was being run, and requesting, among other things, that when company layoffs were deemed to be warranted, such layoffs would "not be exclusive to the lower echelon." That stockholder, recognizing the ongoing nature of that company's layoffs, also sought to have such layoffs apply to Ford's managerial and supervisory personnel. In seeking exclusion of the proposal, the company argued that it related to the company's personnel policies, which policies fell within the company's ordinary business operations. The staff concurred. In granting no-action relief, the staff wrote that **"[t]he formulation of definitive guidelines for the hiring, layoff and retirement of Company employees, in the opinion of this Division, necessarily relates to the Company's ordinary business operations.**" Ford Motor Company (March 5, 1975). The same result should apply to the instant Proposal.

It is noteworthy that the proponents in Mobil and Ford both recognized the realities associated with the need to manage the workforce, and each proponent, in their own way, sought to minimize the effects of such layoffs. Yet, this was still insufficient to avoid exclusion of such proposals. In the instant case, our Proponent ignores business realities and seeks to go much further. The instant Proposal would preclude IBM from effecting layoffs of any workers as a result of the transfer of work to "lower wage countries." The Proponent is impermissibly substituting his own judgment for that of the Company's management, as the Proposal would effectively remove from the discretion of management **a variety of decisions regarding management of our workforce, including the hiring, promotion and termination of employees and the retention of suppliers**. See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102), May 28, 1998 at p 29,108. By making the "transfer of work to lower wage countries" the basis for guaranteeing the continued employment of all affected IBMers, the Proponent would effectively remove from management all of the basic decision making relating to the management of our employee workforce, which decision making is required for the ultimate success of our Company. This is precisely what the ordinary business exception is designed to prevent.

Aside from the confusing nature of the Proposal, *see* Argument II, *infra*, the Proposal, by its very terms, would eliminate the ability of management to make the day-to-day employment decisions which are fundamental to operating our business effectively and efficiently. Every day, decisions have to be made about what the Company should be doing, and where, how and with whom we should be doing it. These decisions aren't new and have been effected in the ordinary course of our business ever since IBM was established in 1911. Indeed, it is difficult to conceive of a greater intrusion into the ordinary business of the Company than a stockholder proposal that would totally remove from management the discretion to design and effect programs for employee retention, benefits and layoffs. Since the lawful administration of these issues for our general employee workforce falls at the heart of the ordinary business exclusion, the Proposal is fully and properly excludable under Rule 14a-8(i)(7).

Finally, the instant Proposal should be viewed in the same way as the one filed by a former employee in International Multifoods Corporation (April 10, 1987). There, the stockholder had been employed by a business unit which was sold to a third party. At the time of sale, the proponent was not vested in the pension plan. The proponent requested retirement benefits and was advised that he was not entitled to benefits under the applicable retirement plan. The proponent thereafter sought in a proposal for the company to amend all company retirement plans in order to fully vest all employees whose employment was terminated because of sales or closings of businesses by the company. The company argued that the proposal could be excluded as it related to the company's ordinary business operations, and the staff concurred. The staff employed the facts and circumstances test under former Rule 14a-8(c)(7) as existed *prior* to the Cracker Barrel[3] decision, and determined that the Proposal was excludible as ordinary business. Just as the proponent in International Multifoods sought for the company to include a proposal in its proxy which would have provided certain employee benefits not otherwise available to a group of employees similarly situated in the event of a sale or closing of one of the company's businesses, the instant Proposal is similarly infirm, inasmuch as it would also seek for this Company to provide continued employment (including all related employee benefits) in situations where the Company moved work to a "lower wage country," and the idled employees at the original location would no longer be performing the work for which the Company hired them to do. The instant Proposal should be excluded under Rule 14a-8(i)(7), under the same rationale as International Multifoods.

E. THE PROPOSAL DOES NOT FOCUS ON ANY SIGNIFICANT SOCIAL POLICY ISSUE WHICH WOULD TRANSCEND THE DAY TO DAY BUSINESS MATTERS RAISED BY THE PROPOSAL.

We acknowledge the Commission's position that certain employment-related proposals that focus on sufficiently significant social policy issues are generally not considered to be excludable, because those proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. However, this is NOT such a proposal. The instant Proposal provides for IBM employees to retain their jobs when their work is transferred to "lower wage countries." After making reference to www.allianceibm.org, a union website dubbed as the ***"official national site for the IBM Employees' Union, CWA Local 1701*** " (See Exhibit B), and then providing a variety of snippets from various news sources on the topic of "offshoring" -- some of which sources make no mention of IBM -- the final sentence of the Proponent's submission sets forth an alternative suggestion for stockholder consideration: i.e., that **"American IBMers could organize to achieve employment rights that European IBMers have."** Neither the Proposal, the supporting statement, nor the alternative suggestion focus on any significant social policy issue. Instead, the submission seeks to advance ordinary business matters regulating how the Company

[3] Cracker Barrel Old Country Store Inc. (October 13, 1992 and January 15, 1993)

should be dealing with its workforce. These are not matters which shareholders, as a group, are in a position to make an informed judgment. See Amendments to Rules on Shareholder Proposals, Release 34-40018, supra, at p. 29,108.

In this light the term "offshoring" is used to describe relocating mainly labor-intensive activities to "developing countries" to take advantage of two things: deep, technically proficient workforces in nations that have made massive investments in their educational systems; and well-documented wage differentials in many of those nations. For IBM, we have been following a business model we've been practicing and refining for decades. Simply put, IBM invests locally, hires locally, sources talent wherever it resides in the world, and continuously remixes its portfolio of businesses and its skills to better compete, and better serve the evolving needs of our customers, *all in the ordinary course of business.*

The Proponent's effort to describe "offshoring" in terms of work that belongs in America versus the rest of the world simply doesn't mesh with the global nature of IBM's business, which in large part has been conducted "offshore" for many years. IBM employs the world's largest professional workforce, with more than 315,000 people in more than 160 countries. In addition to the fact that the majority of our workforce is already situated outside the United States, since 1979, the majority of IBM's revenues have also come from our global, or non-US operations. Hence, when IBM identifies work that can be performed competitively in an "offshore" market, we examine that as an option, *all in the ordinary course of business*, and, if the Company determines the work can be done to the standards we expect and our customers demand, we will properly consider making that shift; again, *all in the ordinary course of our business.*

As noted earlier, the Company's decision-making as to whether to expand, contract, or relocate existing business operations and the associated workforce is a complex one, involving the consideration of many factors, including, without limitation, assessing the type of work that is being performed and how and where it can best be performed; optimizing the match of the skill sets of company personnel to perform the work (both current and expected); whether and how to consider various employment alternatives (i.e., use of contractors and agents to perform certain tasks); optimizing the costs associated with training and retooling to perform both present and projected work; balancing considerations relating to the ultimate delivery of products, services and solutions, both internally as well as to our customers; legal and regulatory compliance; projected profitability; demographics; and the overall effects of such actions on the Company's work force and the respective locations where the Company's business operations are situated.

The instant Proposal, which would establish a blanket "policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries," would effectively remove all of the Company's analyses and decision-making ability on many of the factors outlined above, as well as on other matters affecting our day-to-day business operations, since it would baldly require that all affected employees retain their jobs in situations where work was transferred. In effect, by usurping all of management's discretion on how to handle IBM employees whose work was transferred, implementation of the Proposal would effectively preclude the Company from sourcing any of its business operations in "lower wage countries" by providing IBM employees in the country where the work originally resided with the equivalent of guaranteed employment contracts. This appears to be the goal of the Proponent, who in his supporting statement, after making reference to workforce rights in Europe, suggests stockholders consider his alternative suggestion that:

> "American IBMers could organize to achieve employment rights that European IBMers have."

He prefaces this alternative with his comment that:

> "Adopting this resolution puts American IBMers on a more equal footing with European IBMers."

Aside from the inconsistencies and inaccuracies in the submission, we submit that the Proposal, which would usurp IBM management's discretion by requiring the Company to continue the employment of IBM employees "as a result of IBM transferring work to lower wage countries" -- coupled with the alternative suggestion that "American IBMers could organize to achieve employment rights that European IBMers have" -- represents no more than a defective submission seeking to micro-manage IBM's employee relations activities, which activities fall within our ordinary business operations. Moreover, the submission, as drafted, is clearly devoid of any significant social policy issues which might avoid its exclusion under Rule 14a-8(i)(7).

In reaching our conclusion that the Proposal is fully excludable under Rule 14a-8(i)(7), we are cognizant of the position of the staff in the Pacific Telesis Group (February 2, 1989) letter relating to plant closings, but that letter is readily distinguishable. There, a proponent requested that the registrant study the *impact on communities* of the closing or consolidation of company facilities, *including alternatives that could be developed by the company to help mitigate company decisions to close or consolidate company facilities*. In denying no-action relief under the ordinary business exclusion, the staff acknowledged that in the past, it had permitted registrants to omit from their proxy materials shareholder proposals dealing with plant closings, including proposals dealing with specific decisions regarding the closing or relocation of particular plant facilities, or proposals raising questions as to how companies intended to deal generally with the broad social and economic impact of plant closings or relocations, or both. In such cases, the staff had concurred in registrants' arguments that proposals could be omitted as ordinary business in reliance upon former Rule 14a-8(c)(7). In announcing its change of position, the staff noted that certain proposals, including the one at issue, involved substantial corporate policy considerations that went beyond the conduct of the Company's ordinary business operations. The staff also stated that its new position would *not* apply to proposals concerning specific decisions regarding the closing or relocation of particular plant facilities, noting that its position with respect to those proposals would remain unchanged and would continue to be excludable pursuant to former Rule 14a-8(c)(7). In addition, the staff expressed its view that former Rule 14a-8(c)(7) also would be available to exclude a proposal that refers to the closing or relocation of a particular facility; even if such proposal deals generally with the broad social and economic of plant closings and relocations.

The instant Proposal is readily distinguishable from Pacific Telesis and similar letters. Unlike the proposal in Pacific Telesis, which required the registrant to "**study the impact on communities of the closing or consolidation**" of company facilities and that "**alternatives be developed that help mitigate**" decisions to close or consolidate company facilities, the instant Proponent requests none of this. The instant Proponent, being concerned only with ensuring employment rights for "American IBMers" fails to give any discretion to the Company. Instead, the true focus of the Proposal is to require IBM retain local (i.e. US) jobs and to unionize the American workforce, which, not surprisingly, are the same as the objectives of the Alliance@IBM CWA union website which the Proponent points us to in his submission (see Exhibit B).

In this light, the Proponent states: "*We support hiring in other countries but we oppose terminating and replacing American IBMers to do so.*" By proposing that IBM implement a policy that "IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries" and that "*American IBMers could organize to achieve employment rights that European IBMers have,*" the Proponent is focused on the local job interests of local US IBM employees (an excludible ordinary business matter), *not* on employment policies affecting IBMers generally (which would also be an excludible ordinary business matter), *and certainly not* on any significant social policy issues which, in other circumstances *not* present here, might make it appropriate for stockholder consideration. See Exchange Act Release 40018 (May 28, 1998); 63 F.R. 29,106 at p.29,108. As noted earlier, in addition to the fact that the instant Proposal does not attempt to have the IBM Board of Directors review and consider any significant social policy issues, the Proposal would utterly usurp IBM management's discretion by requiring the Company to retain IBM employees in all situations where work was transferred to "lower wage countries." The instant Proposal, raising only ordinary business matters, is therefore fully excludable under Rule 14a-8(i)(7).

Moreover, we categorically reject the Proponent's attempt to refer to media articles on "offshoring" in order to create a significant corporate or other social policy matter relating to either to job retention, downsizing or union organizing. In this light, issues relating to job security and related employee benefits have long been the subject of multiple proposals over the years, both before and after the Pacific Telesis decision. In particular, a host of stockholder proposals were submitted to a large number of aerospace and other industrial companies--which companies were then subject to widespread layoffs due to the cyclical nature of the industries, and the downsizing of various governmental projects. In an attempt to address the growing problems associated with *ongoing layoffs*, *dozens* of stockholder proposals were filed over the years to a number of such companies, all urging the creation of an inter-industry committee to provide skilled professionals with such items as portable pensions, accrued vacation rights and other benefits. **However, in a consistent series of no-action letters over these years, the SEC staff uniformly and correctly ruled that all of these proposals should be excluded under former Rule 14a-8(c)(7), as relating to the companies' ordinary business operations**. *See, e.g.*, Rohr

Industries, Incorporated (September 10, 1991 and October 19, 1989); The Boeing Company (November 28, 1990, January 16, 1990, January 10, 1989, November 30, 1987, November 6, 1986, November 21, 1985 and November 15, 1984); Lockheed Corporation (March 12, 1990, February 9, 1989, January 9, 1987 and February 19, 1986); McDonnell Douglas Corporation (February 4, 1991, October 13, 1989, January 30, 1989, January 25, 1988, January 3, 1986, January 28, 1985 and January 17, 1984); General Motors Corporation (March 13, 1990, March 10, 1989 and March 31, 1988); Northrop Corporation (February 21, 1991, December 27, 1989, December 27, 1988, January 25, 1988, November 28, 1986, January 6, 1986 and January 4, 1985); Rockwell International (November 24, 1989, November 5, 1985, November 14, 1984 and November 18, 1983); General Dynamics Corporation (October 20, 1989, January 10, 1989, January 29, 1988, February 27, 1987, January 9, 1986 and January 28, 1985); GenCorp (January 25, 1988, January 7, 1987 and December 12, 1985).

Furthermore, news articles and general media attention have ***not*** in the past, been the mechanism for creating substantial policy issues, and certainly should not be in the instant case. In this light, we view the staff's position in the above-referenced stockholder proposals as very instructive. Indeed, looking back on the aerospace and other heavy industries receiving governmental contracts during the 1980's and 1990's, the undersigned can remember the large-scale unemployment and the disruption of many thousands of workers' lives across the country associated with military downsizing, the resultant industry consolidation and the overall cyclical nature of the work in these industries. Indeed, the employees' desire for portable pensions, vacation rights and other employee benefits were referenced in each instance, both in the proposals and in the supporting materials submitted by the respective stockholder proponents. Moreover, at that time, the human element associated with downsizing activities was noted everywhere. The press highlighted the plight of workers and it was also the subject of legislative activity both at the state and federal levels. At one point, the *Los Angeles Times* reported that Congress was considering a variety of legislation to help defense-industry workers who were laid off because of cost-cutting in Congress and the defense industry, as further described in the footnote below.[4] In that article, it was

[4] *Los Angeles Times*, Thursday, Home Edition, "LEGISLATION WOULD HELP WORKERS IN DEFENSE LAYOFFS," July 26, 1990. The article reported that House Bill 3999, introduced by Rep. Mary Rose Oakar (D-Ohio), would provide about $200 million for programs including more unemployment benefits for defense workers, educational grants for retraining, and reimbursement money for job-search and relocation expenses. The program also sets aside funds for entrepreneurs who want to market their defense-industry know-how in the private sector. The bill would create an administrative staff, but not a new bureaucracy, Oakar said at a public hearing in Paramount on Monday. She said the policy-making committee would include the heads of already-existing departments, such as the Labor Department, Defense Department and Small Business Administration.

House Bill 5327, authored by Barbara Boxer (D-Greenbrae), would return 10% of defense cuts to the communities affected by the loss of these federal funds. The secretary of labor would determine which areas would be eligible. Cities could use the money for job training or other needed programs. Her bill also penalized contractors that relocate, requiring them to leave behind 20% of their contracts' value when they move their facilities and leave employees behind.

Boxer also introduced legislation she said will help communities recover from the closing of military bases, which is another aspect of defense cutbacks. One bill provided financial incentives to federal employees who accept early retirement. Another gave military employees first crack at federal jobs when also reported that tens of thousands of local aerospace workers would already have lost their jobs by the time any of such proposed legislation would take effect.

Yet, notwithstanding the host of press on the subject matter, as well as a variety of federal and state legislative efforts to provide relief for these industry workers, the SEC staff members uniformly and correctly concluded that these stockholder proposals could properly be excluded from registrants' proxy statements as "ordinary business." The staff employed the same facts and circumstances test under former Rule 14a-8(c)(7) as existed *prior* to the now-famous Cracker Barrel decision. See Cracker Barrel Old Country Store Inc. (October 13, 1992 and January 15, 1993). None of the proposals lodged during those years on those subjects were viewed by any of the staff reviewers at the SEC as raising any significant social, economic or other important policy issues sufficient to take such proposals outside the scope of the ordinary business exclusion. The same result should apply to the instant Proposal. The staff should reject any attempt by the Proponent to try and create a substantial policy issue using this process. When we employ the same facts and circumstances test under current Rule 14a-8(i)(7) to the instant Proposal, it follows that the very same result should apply to the instant Proposal as the above-referenced letters, and the instant Proposal should also be excluded outright as an ordinary business matter.

F. THE PROPONENT'S 'ALTERNATIVE' SUGGESTION IN THE SUPPORTING STATEMENT THAT AMERICAN IBMers ORGANIZE TO ACHIEVE EMPLOYMENT RIGHTS THAT EUROPEAN IBMers HAVE IS YET ANOTHER ORDINARY BUSINESS MATTER.

The clear focus of the Proponent, as set forth within the text of the "Resolved" sentence, is to ensure that IBMers retain their jobs when work is transferred to lower wage countries. However, the Proponent goes further. At the end of the submission, the Proponent also suggests: **"Alternatively, American IBMers could organize to achieve employment rights that European IBMers have."**

This alternative suggestion also cannot pass muster under Rule 14a-8(i)(7). It has long been recognized that a proposal which would have stockholders vote on union organizing matters is also an excludable ordinary business matter. The recognition of collective bargaining units as well as the negotiation of wages, hours and other working conditions and benefits between companies and unions involve ordinary business matters that fall under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). See Modine Manufacturing Company (May 6, 1998). In Modine, a proposal requesting the Board of Directors to form a committee to develop a corporate code of conduct addressing, among other issues, **the right of employees to organize and maintain unions** was excluded, with the staff noting that the proposal was directed at matters relating to the conduct of the company's ordinary business operations (i.e., relations between the company and its employees). Similarly, in Humana Incorporated (October 17, 1990), a proposal which would have recognized a particular union for collective

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their base is taken over by another agency. A third bill mandated 60 days' notice when the government eliminates jobs at a military base.

bargaining was also excluded, with the staff noting that questions involving a registrant's relations with its employees, including provisions for collective agreement with an accredited representative of employees on issues such as wages, hours and other terms and conditions of employment dealt with matters relating to the conduct of ordinary business operations. See also UAL, Inc. (March 3, 1986)(proposal seeking a report on the conduct of negotiations with employees and the effect of a strike by such employees was properly excluded as ordinary business (i.e., the negotiation and settlement of collective bargaining disputes)). The same result should apply here, and the instant Proposal, advancing unionization in the United States for "American IBMers," excluded as relating to IBM's ordinary business operations.

Since the instant Proponent appears focused on having American IBMers keep their jobs and having American IBMers organize to achieve greater job protection, it is clear that the instant Proposal does not focus on any significant social policy issues which would transcend ordinary business matters. In this light, we view the instant Proposal as much more like the proposal excluded in J.C. Penney, supra, another *post* Pacific Telesis decision which addressed similar questions on managing the closing of various store locations, as well as on retaining the employment of specified personnel at such locations. As in J.C. Penney, the instant Proponent describes his own specific micro-managed solution to address a variety of intricate and complex employment-related business matters. And, just as in J.C. Penney, the instant submission impermissibly seeks to impose upon the Company a solution which shareholders as a group are not in a position to make an informed judgment. As such, the instant Proposal runs afoul of Rule 14a-8(i)(7), as the decision making in connection with respect to the matters covered by the Proposal is best left with this Company's management.

G. WHERE PART OF A PROPOSAL IMPLICATES ORDINARY BUSINESS MATTERS, THE ENTIRE PROPOSAL MUST BE OMITTED UNDER RULE 14a-8(i)(7).

The Company firmly believes that the entire Proposal is excludable as ordinary business. However, even of a portion of the Proposal is seen as falling outside the ordinary business exclusion, that fact simply cannot carry the day and avoid the exclusion of the entire Proposal under Rule 14a-8(i)(7). See, e.g. International Business Machines Corporation (January 9, 2001, reconsideration denied February 14, 2001) and General Electric Company (February 10, 2000) The IBM and GE rulings were based upon long-standing staff precedent that when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7).

In this connection, the staff has regularly and expressly permitted the exclusion of a variety of other proposals implicating both corporate governance as well as social or other substantial policy issues, where only a *portion* of the relief sought addressed ordinary business matters. For example, in Wal-Mart Stores, Inc. (March 15, 1999), for example, a proposal sought for a report to be prepared on the company's actions to ensure it did not purchase from suppliers who manufactured items using forced labor, convict labor, child labor or who failed to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The staff noted that a paragraph of the submission related to the registrant's policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage. Given that this last paragraph implicated ordinary business matters, the staff determined that the ***entire*** proposal could be excluded under Rule 14a-8(i)(7), *reiterating the Division's practice not to permit revisions of a proposal under Rule 14a-8(i)(7).* See also The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing corporate governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*); M&F Worldwide Corp. (March 29, 2000) (proposal to implement actions designed to enhance shareholder value, including but not limited to repurchase of shares, cash dividends, sale of assets and curtailment of nonoperating activities was properly determined by the staff to be excludable *in its entirety* under Rule 14a-8(i)(7), since the proposal related *in part* to non-extraordinary transactions).

Thus, even assuming, *arguendo*, that the staff views any portion of the Proposal or supporting statement to fall outside of the ordinary business exclusion, this does not affect the analysis of the Proposal in its entirety and its exclusion under Rule 14a-8(i)(7). The instant Proposal must be excluded under the ordinary business exception because the "Resolved" section of the Proposal itself, dealing with management of the workforce--- which would establish a policy that "IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries" -- implicates a well-established ordinary business matter. See IBM and General Electric Co., supra. By the same token, the "alternative" portion of the Proposal -- which also suggests that stockholders vote on permitting American IBMers to organize to achieve similar employment rights to European IBMers -- is another ordinary business matter.

In this connection, other recent letters have reached the same conclusion on proposals addressing both executive compensation (a subject matter generally outside of the ordinary business exclusion) and other matters. It is also noteworthy that the staff, in Associated Estates Realty Corporation (March 23, 2000), concluded that a proposal which made recommendations concerning the compensation of the chief executive officer and the institution of a business plan which would include disposition of non-core businesses and assets could also be excluded *in its entirety* because it related *in part* to ordinary business operations. Similarly, in E*Trade Group, Inc. (October 31, 2000), the staff recently concurred in the omission of a proposal under the ordinary business exclusion which recommended a number of potential mechanisms for increasing shareholder value, including: (a) the sale of the company; (b) changes to the executive compensation plan to more accurately reflect company performance and tie compensation to that performance; (c) reduction of staff to improve earnings performance and (d) dismissal and replacement of executive officers. The staff concluded that since two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the *entire* proposal should be omitted. The staff again reiterated in E*Trade Group, Inc. that it was ***not*** the Division's practice to permit revisions under rule 14a-8(i)(7). The same conclusion should be reached here.

Consistent with past staff precedent, no revisions to this Proposal, excludable under Rule 14a-8(i)(7), should be permitted. Moreover, to the extent any portions of the submission implicate ordinary business matters, the entire Proposal should be excluded. For all of these reasons, the Company hereby reasserts that the Proposal relates to the conduct of the Company's ordinary business operations, and should be excluded *in its entirety* from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(7). We therefore respectfully request that no enforcement action be recommended to the Commission if the Proposal is so excluded under Rule 14a-8(i)(7).

II. THE PROPOSAL SHOULD BE OMITTED FROM THE COMPANY'S PROXY MATERIALS UNDER RULES 14a-8(i)(3) AND 14a-9, AS VAGUE AND INDEFINITE AS WELL AS FALSE AND MISLEADING TO THE COMPANY'S SHAREHOLDERS AS WELL AS THE COMPANY. AS A RESULT THE PROPOSAL IS ALSO BEYOND THE POWER OF THE COMPANY TO IMPLEMENT UNDER RULE 14a-8(i)(6).

The Company firmly believes, as a matter of law, that Rule 14a-8(i)(7) provides a fully adequate basis for the exclusion of the entire Proposal. In addition, however, Rule 14a-8(i)(3) provides another equally adequate basis for its exclusion in this case. Rule 14a-8(i)(3) permits the omission of proposals and associated supporting statements that are contrary to the Commission's proxy rules, including Rule 14a-9, which in turn, prohibits false or misleading statements in proxy materials. Rule 14a-9(a) provides that no proxy solicitation shall be made containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. Note (b) to Rule 14a-9 also provides that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, may also be misleading within the meaning of such Rule.

Following our review of the Proposal, the Company believes that the instant Proposal should also be omitted pursuant to Rules 14a-9 and 14a-8(i)(3) because portions of such Proposal are false and misleading, and others are so inherently vague and indefinite as to be subject to a host of varying interpretations by both shareholders and the Company. As a result, the Company also believes that it does not have the power or authority to properly implement the Proposal under Rule 14a-8(i)(6).

The instant Proposal starts out in the "Resolved" paragraph by seeking that the Company establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries. The proposal is utterly unclear as to which IBM employees under the Proposal are eligible to keep their jobs if work is transferred to lower wage countries. Aside from the confusion associated with what the Proponent means by "lower wage countries," is the Proposal supposed to apply *to any and all* IBM employees or just *American* IBM employees? For example, if work is transferred from Canada to Brazil, are Canadian IBMers covered if the wages in Brazil are lower? A reading of the text of the Resolved sentence of the Proposal would appear to require such a result, yet such a reading is utterly inconsistent with the last paragraph of the supporting statement, which states that "Adopting this resolution puts

American IBMers on a more equal footing with European IBMers." (emphasis added) It is also inconsistent with the Proponent's earlier statement that "[w]e support hiring in other countries, but we oppose terminating and replacing **American** IBMers to do so." (emphasis added)

In this situation, why would a shift of work from Canada to Brazil have anything to do with placing **American** IBMers on a more equal footing with European IBMers? It would not. While the Proponent may well be focused on protecting **American** IBMers, the protection is not so limited in the Resolved clause.

Also, how would employee retention issues be handled when work was transferred? And, assuming that work was transferred, but then returned to the transferor country, would the Company *then be* permitted to dismiss employees who had, until that point, been retained on the payroll during the period when the work was being performed in the initial transferee country? How should retention situations be handled when the wage rate in a transferee country rises, and it either equals or exceeds the wage level of the transferor country? Would the Proponent's policy *then* permit the Company to do anything with the idled workers in the transferor country? Also, how should we properly measure what the Proponent refers to as "lower wage countries?" Is it to be based on an average of the wages of all employees in that country, or is it to be measured only by the wages of specific employees whose jobs are to be created from a work transfer from the "higher wage" country? Should we include non-cash employee benefits in the cost determinations in one or both of the higher and lower wage countries? Or not? And, if non-cash benefits are to be included, how would the Proponent have us value these benefits? The Proposal addresses none of these issues, and neither the Company nor its stockholders should be made to speculate on these matters.

The Proposal does not seem to contemplate subsequent transfers of work beyond the initial transfer to a "lower wage" country. Hence, in a situation where work had been initially been transferred, and then because of rising wages in the transferee country, the work was again transferred to a second country, would the employees in the initial transferee country also be subject to the same job protections under the Proposal as the employees of the original transferor country? Again, the Proposal does not address this issue, and the limitations found elsewhere in the Proposal which suggest that the Proponent is interested in protecting only **American** IBMers only further confuses matters. In fact, the more we look at the Proposal, the more confused we get.

The statements following the Resolved section do nothing to answer these questions. In fact, these statements only further confuse matters. As noted below, in addition to merely adding a number of citations to media articles, which do nothing to answer our questions relating to the Resolved sentence, the Proponent concludes by offering up an "Alternative" suggestion for stockholder consideration. As described below, this second alternative only further compounds the confusion.

The second paragraph of the Proposal should also be eliminated in its entirety. While it purports to summarize the comments of one IBMer, it describes only a fraction of that person's comments. For the same reasons, the ninth paragraph of the submission, also relating to statements attributable to another IBMer, should also be omitted. Moreover, the hyperlink reference to the www.allianceibm.org homepage should also be omitted inasmuch as such URL does not, in fact, link to the full text of the comments of these quoted IBMers -- the text of which was not transcribed by IBM -- but rather to the general "home page" of the website of the Alliance@IBM, an organization sponsored by the Communications Workers of America union. (See Exhibit B)

A cursory review of the www.allianceibm.org homepage predictably focuses on a variety of IBM union organizing activities, and highlights a host of other matters totally unrelated to the subject matter of the instant Proposal. These matters include the union's position on such issues as pension benefits, health care benefits, workplace safety litigation, as well as the "offshoring" issue. In addition to the fact that this union website can be changed at any time, the reference to "offshoring" is particularly inflammatory. It provides the following introductory statement: **"SeeThe Executive Rats! ... IBM Executives guilty of plotting to send jobs abroad and fire US employees!"**

On the webpage, a number of specific IBM executives are equated with rodents, and rotating photographs of these IBM executives are each labeled as a "RAT." The photos of IBMers are interspersed on the website with pictures of real rodents. Impugning the integrity of these IBM executives, as well as the Company, is a clear violation of Rule 14a-9. For this reason, the entire second and ninth paragraphs of the Proposal, including this hyperlink, should be omitted. See SEC Division of Corporation Finance, *Staff Legal Bulletin* 14 (July 13, 2001) at Items (C)(2)(b) and F(1).

Paragraphs 3, 4, and 5 contain one sentence snippet quotations from news articles. While the words within the quotation marks may be accurately cited, these snippets portray an extremely small piece of the subject matter described in the articles. Indeed, the snippets do not fully capture the gist of these articles, and such references lend an undue air of credibility to the Proposal itself. The Proponent goes on in the sixth paragraph to quote another snippet from a Time Magazine article (8/4/03) in a manner which is false and misleading. In addition to the fact that the text of this snippet was also selectively quoted by the Proponent, the actual quote was attributable *not* to the author of the article, but rather to a union representative. Hence, all of these snippets should be omitted as both vague and indefinite as well as materially false and misleading.

The eighth paragraph, which states that "[w]e support hiring in other countries, but we oppose terminating and replacing American IBMers to do so" should also be omitted as materially false and misleading. It implies, falsely, and without any factual foundation that "terminating and replacing American IBMers" is the means IBM utilizes in order to hire workers in other countries. While this type of hyperbole may be commonplace at union meetings, it has no place in our company's proxy statement. As noted earlier, the Proponent's reference to **American** IBMers here is also utterly inconsistent with the text of the Resolved paragraph, which is not so limited.

The tenth and final paragraph is also hopelessly confusing. As noted earlier, given the fact that the text of the Resolved section is not limited to **American** IBMers, we fail to comprehend how "[a]dopting this resolution puts **American** IBMers on a more equal footing with European IBMers."

For the same reason, the last sentence, which purports to advance an alternative for consideration by IBM stockholders, also focuses on facilitating union organizing efforts by **American** IBMers, "to achieve employment rights that European IBMers have." This alternative, which would facilitate union organizing by **American** IBMers, is very confusing. In short, IBM stockholders reading this could not be sure what they were being asked to vote on. Would they be voting to have IBM "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries" ***or*** would they be voting on the alternative that "American IBMers could organize to achieve employment rights that European IBMers have?" Or both? We just don't know, and we certainly don't think our stockholders would know either. As a result, we would not understand what it is we should do if the Proposal were to come to a vote, and our Board ultimately determined to implement it. Given all of these problems, the Proposal would be beyond the power of our Company to effectuate under Rule 14a-8(i)(6).

In Joseph Schlitz Brewing Company (March 21, 1977), the staff was asked to examine a resolution seeking for the registrant to adopt a corporate policy that the registrant not allow its advertisements to appear in television programs containing *excessive and gratuitous violence*. The staff concurred that the proposal could be excluded under former Rule 14a-8(c)(3). After recognizing that the determination of what constitutes "*excessive and gratuitous violence*" is a highly subjective matter, the staff wrote that

> such a determination, and any resultant action by the Company would have to be made without guidance from the proposal, and consequently, in possible contravention of the intentions of the shareholders who voted on the proposal. That is, the action requested by the proposal is so inherently vague and indefinite that the shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what actions or measures the Company would take in the event the proposal was implemented. Consequently, we believe that the proposal may be misleading, in that any action ultimately taken by the Company upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast.

The Schlitz ruling rings particularly true here. Given all of its multiple infirmities, the Company submits, after having studied the instant Proposal and each of its component pieces carefully, that it is both vague and indefinite as well as woefully false and misleading. Clearly, neither IBM stockholders nor the Company should have to wonder how this Proposal ought to be interpreted, let alone implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Philadelphia Electric Company (July 30, 1992).

The staff's response above applies with full force to the instant Proposal. In Wendy's International, Incorporated (February 6, 1990), the staff excluded under former Rule 14a-8(c)(3) a proposal seeking to "eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future." The staff noted that the proposal, if implemented, would require the Company to determine what constitutes an anti-takeover measure, and that such a determination would have to be made without guidance from the proposal, and would be subject to differing interpretations by shareholders voting on the proposal and the Company if the proposal were implemented. The staff therefore determined that the Proposal could be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the Proposal. See also Comshare, Incorporated (August 23, 2000)(second proposal asking for Comshare not to "discriminat[e] among directors based upon when or how they were elected" and "try to avoid defining change of control based upon officers or directors as of some fixed date," properly excluded by registrant as vague and indefinite).

The courts have supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

In Eastman Kodak Company (February 8, 1991), the registrant was also faced with a proposal which, like the instant one, was hopelessly vague and indefinite. There, the proponent urged that the registrant not provide or make available its products, services, or other resources to any government or entity doing business with or in any country which demonstrated its anti-Americanism and threat to U.S. national security by voting in the United Nations more than 80 percent of the time during the last five years against the position of the United States. Upon review of that proposal, the staff concurred that it simply could not stand, noting specifically "the absence of any specificity as to what constitutes the Company making its resources 'available' to a prohibited entity or as to what constitutes an 'entity doing business with' an anti-American company."

Given the fact that the instant Proposal -- including the "Alternative" suggestion-- suffers from the very same infirmities noted in the above staff letters and the cases cited above, the Company hereby submits that the instant Proposal should also be omitted under Rules 14a-8(i)(3), (i)(6) and 14a-9. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes the instant proposal on the basis of Rules 14a-8(i)(3), (i)(6) and 14a-9.

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2004 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2004 Annual Meeting. We respectfully request to be copied on any response that may be made to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Copies with Exhibits to:

Michael L. Saville
P.O. Box 397
Riverton, Utah 84065

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

11466 South 2700 West
South Jordan, Utah 84095
PO Box 397
Riverton, Utah 84065
November 10, 2003
801-254-7136

Office of the Secretary
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Submitted by email and by US Postal Service Express Mail

Sir:

I would like to bring the attached Stockholder Proposal on Offshoring to the shareholders at the year 2004 annual meeting. I will be at the meeting to present the resolution.

My name is Michael L. Saville. My address is 11466 South 2700 West, South Jordan, Utah 84095.

The IBM Corporation Investor Services Program (ISP) holds a approximately 731 shares for me. My account number is 16876-85045 . I also have certificates for shares. You should have that record. If you cannot please let me know.. I have held these shares continuously for over one year, in fact since 1967. I intend to retain these shares until the meeting. I wish my resolution to be included in the proxy statement for a vote.

Thank you very much for your attention to this. If you have any questions please call. And please confirm that you received this letter and my stockholder resolution by email.

Sincerely,

Michael L. Saville

Stockholder Resolution on "Offshoring"
submitted by Michael L. Saville

Resolved: The stockholders request that the Board establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries.

Tom Lynch, IBM's Director of Global Employee Relations, told an internal meeting that "US workers or workers in a country where the work is being relocated from, will, in many cases, be asked to train their replacements." He also said "that's going to raise a lot of tensions as you're training someone to do a job that you know is no longer going to be yours at the end of a fixed period of time." He called attention to a Washtech union website where "you can see some of the fairly appealing arguments that they're making to why employees need to do some things like organize to help fight this." He noted "issues like dignity and justice and fairness, those sort of gut sort of issues tend to raise or strike an emotional cord after which the money issues, pay and benefits can come in but the dignity of being told that it's not that your job is going away it's just that's it's moving and you're going to be put out of work as a result of that. It certainly raises those kind of dignity issues." Full text at www.allianceibm.org

"IBM has expanded offices in Bangalore, India, to handle engineering work, and is reportedly considering a big offshore push." (USA Today, 8/5/03)

"In the next 15 years, American employers will move about 3.3 million white-collar jobs and $136 billion in wages abroad, according to Forrester Research. (USA Today, 8/5/03).

"The job market now is the harshest it's been in decades." (Fortune 6/23/03).

"How can America be competitive in the long run sending over the very best jobs?" (Time Magazine, 8/4/03).

Young Americans can well ask, why study engineering if your job may be offshored and if engineers remaining are subject to downward pressure on pay and benefits?

We support hiring in other countries, but we oppose terminating and replacing American IBMers to do so.

Speaking at the internal meeting, IBM HR Partner Christoph Grandpierre described how IBMers in many European countries have more protection against offshoring because of their unions and works councils."And then we have even situations where works councils have so-called 'co-determination rights,' he said. "That means that you need to reach an agreement with the works council before you are actually allowed to implement certain things. That means without the consent of the employee representative body, you are not allowed to actually deploy a certain process or to initiate a certain action." He further said, "transfer of jobs across borders, are one of the key focus areas and items of interest for these works councils and union delegates."

Adopting this resolution puts American IBMers on a more equal footing with European IBMers. Alternatively, American IBMers could organize to achieve employment rights that European IBMers have.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8


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TO:
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

202-942-2900
FAX 202 942-9525

From:

Michael L Saville
801-254-7136

Regarding:
IBM Stockholder Resolution on "Offshoring" By Michael L Saville

2 pages including this one

December 28, 2003
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW Judiciary Plaza
Washington, DC 20549

Subject: IBM Stockholder Resolution on "Offshoring" by Michael L. Saville

Dear Members of the Office of the Chief Counsel, Division of Corporation Finance:

I intend to respond to IBM's letter dated December 16, 2003 in which IBM requests permission to omit my resolution. A response is currently being prepared and will be submitted shortly after January 4. Please wait for my response before deciding on IBM's request for a no-action letter. Thank you very much.

Sincerely,

Michael L. Saville

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 16, 2003

The proposal requests the board establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to the Company's ordinary business operations (i.e., employment decisions and employee relations). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Daniel Greenspan

Daniel Greenspan
Attorney-Advisor